BW LPG Integrated Annual Report 2025

Sailing through uncertainty

BW LPG

BW LPG / 2025
INTEGRATED ANNUAL REPORT

BUSINESS & STRATEGY

SUSTAINABILITY

GOVERNANCE

APPENDIX



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What's in this report



BUSINESS & STRATEGY

Resilient by design – built to withstand volatility



SUSTAINABILITY

Impact that lasts – cleaner energy for a better world



GOVERNANCE

Strong leadership – for long-term success



APPENDIX

Further information

A unique global offering

 

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Scale

~50 VLGCs

the world's largest owner and operator.



Capital Markets

~US$2bn

market cap.

2013
OSE "BWLPG"
OSLO BØRS

2024
NYSE "BWLP"
NYSE

23.5%

annual return to investors since IPO in 2013.*

History

50+ years

experience in LPG shipping.

Affiliated with BW Group, with strong shareholder support.



Diversification

Rapidly growing trading arm led by a seasoned trading team, competitively sourcing and delivering LPG.


BW PRODUCT SERVICES

Leadership

Experienced management focused on value creation and shareholder returns.



Responsibility

Playing a key role in energy transition.

Actively using LPG as marine fuel to reduce emissions, with the world's largest fleet of 22 LPG dual-fuel VLGCs.

POWERED BY LPG

*Extracted from Bloomberg based on NOK 132/share assuming dividends are reinvested at spot price; share price as of 31.12.2025.

< **3** >



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A leading global presence

BW LPG is the world's leading owner and operator of LPG vessels, with about 50 Very Large Gas Carriers (VLGCs), including 22 vessels powered by LPG dual–fuel propulsion technology.

With its headquarters in Singapore, BW LPG has offices and shipping routes across the world, providing trusted and reliable services for our customers' commercial and operational needs.

○ BW LPG Headquarters
● BW LPG Office
● Support Office from BW Group
→ Major LPG trade routes

Oslo

Houston

Madrid

Beijing

Dubai

Mumbai

Manila

Chennai

Singapore


Houston


Oslo


Madrid


Dubai


Chennai


Singapore

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Steady amid shifting currents

Our strength lies in staying grounded in our company direction while adapting to changing tides. Our ability to evolve swiftly keeps us competitive in a fast-evolving energy landscape.

- **1935** Bergesen founded in Norway by Sigval Bergesen
- **1955** World-Wide Shipping founded in Singapore by Sir Y.K. Pao
- **1979** World-Wide Shipping became the largest independent ship owner with >200 vessels
- **2003** World-Wide Shipping acquired Bergesen to become BW Group
- **2005** Created common identity with BW
- **2013** BW LPG — Listed BW LPG on the Oslo Stock Exchange
- **2013** Acquired Maersk Tankers' VLGC Fleet
- **2016** Acquired Aurora LPG
- **2017** Established BW LPG India
- **2018** Announced plan to retrofit VLGCs with pioneering LPG propulsion technology
- **2019** Launched Product Services Division
- **2020** World's first LPG-powered VLGC on water; BW LPG India became India's largest VLGC owner and operator
- **2021** 12 LPG-powered VLGCs on water; Maas Capital acquired a 42% stake in BW LPG India
- **2022** Acquired Vilma Oil's LPG trading operations
- **2023** All 15 LPG retrofitted dual-fuel-powered VLGCs on water
- **2024** Dual-listed on the New York Stock Exchange; Deal with Enterprise Terminal to increase cargo volume in the US Gulf; Acquired 12 VLGCs from Avance Gas; Redomiciled BW LPG from Bermuda to Singapore
- **2025** Closed five financing facilities, totaling ~US$1.2b; Finalised the delivery of two VLGCs and renewed the BW LPG India fleet


POWERED BY LPG

5

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BUSINESS & STRATEGY

Resilient by design — built to withstand volatility



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CEO's letter
Steady course: a year of maintaining disciplined and consistent direction amid geopolitical headwinds



2025 has been a year of solid performance for BW LPG, steaming ahead on a steady course amid heightened geopolitical uncertainty, shifting trade patterns and volatility across the energy and freight markets.

As the world's largest owner and operator of VLGCs, we delivered steady financial and operational results, reflecting the strength of our platform. These results reaffirm our dedication to building a company that is resilient and capable of navigating market cycles while continuing to deliver strong value for all our stakeholders.

With a growing global population and rising prosperity, access to energy is vital for supporting economic growth and improving quality of life. As a reliable and affordable energy source, LPG plays a key role in meeting this energy demand. We remain confident in the future of LPG and its potential to improve lives worldwide while contributing to the transition toward cleaner energy. In pursuing this, we are committed to being a trusted and dependable partner.

Strong execution across shipping and trading

Our shipping activities delivered healthy earnings in 2025, supported by a prudent chartering strategy that balances spot exposure with time charter coverage, protecting downside risk while capturing upside potential at times with elevated freight rates. Fleet utilisation remained high, even as we progressed with an extensive dry-docking program of 17 ships.

BW LPG's integrated trading business, BW Product Services, continued to deliver strong realised results in 2025. While mark-to-market valuations remain volatile amid shifting commodity and shipping dynamics, our active risk management ensures the underlying portfolio continues to perform. Focused on realised results, BW Product Services remains an important contributor to shareholder value creation and dividend capacity.

During the year, we discontinued our investment in the onshore LPG import terminal outside Mumbai in India. In light of geopolitical uncertainty, and the inherent complexity of infrastructure development projects, the management team decided to prioritise capital and resources, and focus on BW LPG's core value drivers: shipping and trading.



We remain confident in the future of LPG and its potential to improve lives worldwide while contributing to the transition toward cleaner energy.




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CEO's letter
Steady course: a year of maintaining disciplined and consistent direction amid geopolitical headwinds (continued)



> **I am encouraged by the team's performance in 2025, whose dedication and professionalism have been instrumental in navigating a complex and uncertain environment.**

While pausing investments in greenfield infrastructure projects, we continue to monitor opportunities across the broader energy value chain. You can read more about our business segments on page 16.

Prudent capital allocation and financial strength

Capital allocation remains a cornerstone of our strategy, with dividends serving as the primary means of returning excess capital to our shareholders. At the same time, we have strengthened our balance sheet through debt reduction and refinancing on attractive terms, lowering funding costs and enhancing liquidity. This positions us to pursue future investment opportunities while ensuring resilience across market cycles.

A platform built for volatility

BW LPG's platform is built on scale, integration across the LPG value chain and financial discipline. By participating in both shipping and trading activities, we enhance value creation while mitigating downside risk through diversified revenue streams.

We remain firmly committed to the highest standards of safety, operational excellence, and governance, while continuing to invest in the development of our people. Sustainability considerations guide our decision–making and responsibly position the company for the future of energy transportation.

Looking forward

While geopolitical uncertainty remains a defining feature of the freight and trading environment, BW LPG enters the new year from a position of strength. I am encouraged by the team's performance in 2025, whose dedication and professionalism have been instrumental in navigating a complex and uncertain environment.

Looking ahead, I am confident that our steady focus and resilience will continue to drive BW LPG forward, guided by our strategy and CARE values. We remain dedicated to acting in the best interests of our shareholders and sincerely thank all our stakeholders for their support and partnership throughout 2025.

We are grateful for your trust and investment in BW LPG!

Kristian Sørensen
Chief Executive Officer



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What matters to us: Purpose, vision, values
Navigating our future with CARE

Purpose

Delivering energy for
a better world

Vision

Best on water with
cleaner energy

Values

Our CARE values represent the behaviours we expect from all our
employees in their everyday activities



Collaborative

– We engage our customers
to find solutions together

– We interact positively and
constructively with our colleagues

– We are open and authentic
in everything we do



Ambitious

– To be our customers' first
choice we must be responsive
and excel in what we do

– We challenge our own
performance and goals, as
individuals and as teams

– We give and we value honest
and respectful feedback



Reliable

– We deliver on our promises to
customers and colleagues

– We recognise that accountability
and reliability are essential for
success

– We act with integrity and
uphold high ethical standards



Enduring

– We serve our customers with
a long-term perspective

– We persevere based on
our commitment to make
a positive impact

– We are attuned to the
changes around us, and
adapt to stay relevant



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Business model
Value creation across the LPG supply chain

Building on over five decades of LPG shipping experience, the company is strengthened by an in-house LPG trading division and the commercial expertise to explore investments in value chain assets. Together, these capabilities enable BW LPG to provide trusted and reliable services for sourcing and delivering LPG to customers worldwide.



Trading

BW PRODUCT SERVICES

Sourcing and delivering LPG around the world

>6m tonnes

physical LPG traded in 2025

Shipping

BW LPG

Our core business – the leading global owner/operator of VLGCs

~50

Very Large Gas Carriers

BW LPG INDIA

Value Chain Assets

Our portfolio investments



Explore investments with reliable and established partners, leveraging our commercial strengths

Read about our businesses on page 16

BW LPG / 2025
INTEGRATED ANNUAL REPORT



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Highlights

Return to shareholders

Strengthening our capital market platform with dual listing	2013 OSLO BØRS / 2024 NYSE	Market capitalisation	Annual returns to investors since IPO[1]
		~US$2 BN	23.5%
Since IPO in 2013 we have paid out ~76% of our earnings in dividends	Dividend yield[2]	Dividend per share	Payout ratio shipping NPAT[3]
	11%	US$1.47	88%

Financial performance

Earnings per share	Return on equity	Net profit after tax	Net leverage ratio
US$1.60	15.0%	US$289.7 M	28.4%

Trading performance

Net asset value	Gross profit	Net profit/loss	Realised positions
US$53 M	US$15.9 M	US$−13.8 M	US$66 M

Shipping performance

Fleet utilisation	TCE income – calendar days	TCE income – available days
94%	US$43,200 /DAY	US$45,000 /DAY
Time charter income – available days	Time charter coverage[4]	Cost savings from using LPG as a fuel
US$44,600 /DAY	44%	US$6.57 M

People

Crew	Onshore	Onshore diversity
1,318 Crew	126 Employees	21 Nationalities

Decarbonisation



Carbon Intensity Index (CII) (owned fleet)

12% ↓	6.70 gCO$_2$ ↓
From 2019 baseline[5]	per tonne–nautical mile
	6.90 CII 2025 target

1. Per 31.12.2025, assuming dividends are reinvested at spot price.
2. Based on share price as at 31.12.2025.
3. Calculated as profit attributable to equity holders of BW LPG less BW LPG's share of BW Product Services' NPAT.

4. Includes fixed and variable time charter coverage.
5. The 2019 baseline has been adjusted to include the Avance Gas vessels acquired in 2024.

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Highlights (continued)

	2025	2024
Financial results	**US$ M**	**US$ M**
Time charter equivalent income – Shipping	709	608
Gross profit/(loss) – Product Services	16	145
Net profit	290	395
Balance sheet	**US$ M**	**US$ M**
Vessel net book value	2,366	2,382
Total assets	3,150	3,320
Total cash and cash equivalents	242	280
Total borrowings and lease liabilities	990	1,173
Shareholders' equity	1,926	1,937
Cash flow	**US$ M**	**US$ M**
Operating	567	749
Investing	(39)	(541)
Financing	(534)	(138)
Adjusted free cash flow	510	212
Available liquidity (including undrawn facility)	613	603

	2025	2024
Share performance	**US$**	**US$**
Earnings per share	1.60	2.64
Dividends per share	1.47	2.42
Per day costs	**US$**	**US$**
Calendar days - owned (days)	14,431	10,287
OPEX per day[1] (US$)	8,800	8,300
All-in cash breakeven[2]	24,800	22,300
Ratios	**%**	**%**
Return on equity	15	22
Return on capital employed	12	17
Net leverage ratio	28	33

Return on equity	Total dividends declared for FY2025	Earnings per share
15.0%	~US$223M	US$1.60

1. Only for owned and bareboat vessels.
2. Total expected cash costs including CAPEX (maintenance and dry-dock) divided by available days, total fleet.

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Share performance

BW LPG is dual-listed on the Oslo Stock Exchange, ticker code "BWLPG", and the New York Stock Exchange, ticker code "BWLP".

BW LPG



"BWLPG"	Oslo Stock Exchange	2013	OSLO BØRS
"BWLP"	New York Stock Exchange	2024	NYSE

Share overview

Number of shares issued	159,282,000
Treasury shares (31.12.25)	7,939,347
Number of shares outstanding	151,342,653

Market cap

12/31/2025	US$2.0bn
12/31/2024	US$1.7bn

As of 31.12.25

Liquidity



Average daily traded volumes (all marketplaces)

2023	2024	2025
899,758	1,247,140	1,689,258
	+39% →	+35% →

Volume by market



23%
50%
27%
2025
traded volumes
by market

- US
- Euronext (OsloBørs)
- Other European Stock Exchanges

Relative share price performance vs OSEBX and OBSHX using re-based figures (2025)



150
120
90
60
Jan
Feb
Mar
Apr
May
Jun
Jul
Aug
Sep
Oct
Nov
Dec

— BW LPG — OSEBX (Oslo Børs Benchmark Index) — OBSHX (Oslo Børs Shipping Index)




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Share performance (continued)

Dividend policy

BW LPG aims to provide a quarterly dividend payout as follows: at Board's discretion, and adjusted for extraordinary items as well as BW Product Services' (BW PS) performance.

Shipping NPAT is calculated as profit attributable to equity holders of BW LPG, minus BW LPG's share of BW PS' net profit/(loss) after tax.

Annual payout ratio of shipping NPAT	Net leverage ratio
50%	>30%
75%	<=30%
100%	<=20%

Dividend distribution

2025 quarterly dividend payout ratio	Q1	Q2	Q3	Q4
Net leverage ratio	31.2%	30.7%	29.7%	28.4%
Payout ratio – Shipping NPAT	75%	110%	75%	100%
Payout ratio – Shipping NPAT incl. BW PS	93%	96%	105%	83%

~76%
of earnings paid out as dividends since the IPO in 2013

~85%
of earnings paid out as dividends over the past five years

Dividend information

	Earnings per share (US$)	Dividend per share (US$)	Share price at period end (US$)[1]	Dividend yield[2]
2025	$1.60	$1.47	$13.10	11%
2024	$2.64	$2.42	$11.36	21%
2023	$3.53	$3.46	$14.96	23%
2022	$1.68	$1.28	$7.89	16%
2021	$1.33	$0.56	$5.74	10%
2020	$1.76	$0.84	$6.86	12%
2019	$1.97	$0.85	$8.41	10%
2018	($0.51)	–	$2.98	–
2017	($0.30)	–	$4.71	–
2016	$0.18	$0.09	$4.20	2%
2015	$2.43	$1.46	$8.30	18%
2014	$1.87	$1.91	$7.05	27%
2013	$0.92	$0.15	$9.51	3%

1. BW LPG was dual-listed on the NYSE on 29 April 2024. Amount shown for quarters before our dual-listing were converted using the prevailing system exchange rate retrieved at quarter's end.

2. Calculation based on share price at period end US$.

Share performance (continued)



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Top 20 shareholders

No.	Shareholder	No. of shares as of 31.12.2025	% of shares outstanding	% of shares issued
1	BW Group Limited	48,407,126	31.99%	30.39%
2	Hemen Holding Limited	14,227,195	9.40%	8.93%
3	DNB Asset Management AS	5,683,870	3.76%	3.57%
4	Folketrygdfondet	5,372,090	3.55%	3.37%
5	Vanguard	3,600,553	2.38%	2.26%
6	Alfred Berg Kapitalforvaltning	3,393,564	2.24%	2.13%
7	Avanza Bank AB	2,854,464	1.89%	1.79%
8	KLP Kapitalforvaltning AS	2,773,750	1.83%	1.74%
9	Columbia Threadneedle	2,726,304	1.80%	1.71%
10	Dimensional Fund Advisors	2,663,980	1.76%	1.67%
11	Nordnet Bank AB	2,351,854	1.55%	1.48%
12	American Century Investment Management	2,325,502	1.54%	1.46%
13	Victory Capital Management Inc.	2,274,435	1.50%	1.43%
14	BlackRock	1,826,300	1.21%	1.15%
15	Storebrand Asset Management	1,766,427	1.17%	1.11%
16	Nordnet Livsforsikring AS	1,103,001	0.73%	0.69%
17	Amundi	1,038,054	0.69%	0.65%
18	State Street Investment Management	641,273	0.42%	0.40%
19	Eika Kapitalforvaltning	575,596	0.38%	0.36%
20	Premier Miton Investors	574,000	0.38%	0.36%
	Top 20	**106,179,338**	**70.16%**	**66.66%**
	Other shareholders	45,163,315	29.84%	28.35%
	Total shares issued	**159,282,000**		**100.00%**
	Treasury shares	7,939,347	0.00%	4.98%
	Total shares outstanding	**151,342,653**	**100.00%**	

As of 31.12.2025.
Source: Modular Finance AB.

Analyst coverage

No.	Company	Analyst	Email
1	ABG Sundal Collier	Petter Haugen	petter.haugen@abgsc.no
2	Arctic Securities	Kristoffer Barth Skeie	kristoffer.skeie@arctic.no
3	Clarksons Securities	Frode Mørkedal	frode.mørkedal@clarksons.com
4	DNB Carnegie	Jørgen Lian	jorgen.lian@dnbcarnegie.no
5	Fearnleys Securities AS	Fredrik Dybwad	F.Dybwad@fearnleys.com
6	Kepler Cheuvreux	Axel Styrman	astyrman@keplercheuvreux.com
7	Pareto Securities	Eirik Haavaldsen	eirik.haavaldsen@paretosec.com
8	Skandinaviska Enskilda Banken (SEB)	Johan Bergland	johan.bergland@seb.no
9	SpareBank 1 Markets	Oda Hånes Lund	oda.lund@sb1markets.no

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Our businesses
Segment overview

Shipping



In 2025, the LPG shipping market experienced heightened volatility driven by geopolitical developments, regulatory measures and logistical constraints. Despite these disruptions, market fundamentals remained supportive, with growing LPG export volumes, limited fleet expansion and resilient "priced-to-clear" trade dynamics enabling efficient rebalancing of global cargo flows.

Trading



Despite heightened geopolitical uncertainty, BW Product Services demonstrated disciplined execution and robust risk management, navigating volatile market conditions and delivering a healthy and profitable year. This performance underscores the platform's ability to generate consistent results across market cycles.

Value Chain Assets

BW LPG's infrastructure business has historically explored opportunities across various parts of the energy value chain. While pausing greenfield infrastructure projects, the company continues to monitor selective investment opportunities in markets with growing domestic LPG demand, particularly in growth markets such as India, Africa and Southeast Asia.

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Our businesses
Shipping: Volatility managed by disciplined and balanced commercial strategy

The LPG market in 2025 was shaped by geopolitical events, regulatory interventions and logistical bottlenecks. Trade tensions and port fee legislation created temporary inefficiencies, while congestion in the Panama Canal once again diverted vessels onto longer routes, supporting ton-mile demand. At the same time, market fundamentals remained solid, and the supply-driven trade dynamics of LPG demonstrated resilience through its "priced-to-clear" characteristics, with Asia continuing to serve as the key destination despite shifts in global trade patterns.

In this volatile market environment, we manage risk by actively securing period time charters to create stable earnings projections while maintaining meaningful upside exposure to the market.

< 17 >



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Our businesses
Shipping: Volatility managed by disciplined and balanced commercial strategy (continued)

Navigating volatility: LPG shipping supported by structural demand

Supportive fundamentals amid freight volatility

Although the VLGC freight market experienced significant volatility during 2025, the underlying fundamentals of the LPG shipping market remained supportive. LPG exports continued to grow, underpinned by increasing production volumes, while newbuilding deliveries remained limited.

Spot earnings on the US Gulf–Far East route began the year around US$40,000 per day, softened through the winter months, and later recovered as trade gradually rebalanced.

Trade tensions and redirection of US LPG flows

Market dynamics shifted in the second quarter with the emergence of a trade war between the US and China. US LPG trade flows to China fell sharply and spot rates came under pressure, but excess US production was quickly priced to clear in the international market and cargoes were redirected to India and other established Far Eastern buyers.

In the third quarter, measures by US and Chinese authorities, together with a reduction in the Middle East LPG contract price, created a temporary two-tier market and prompted VLGCs to reposition. Imports into the Far East were broadly unchanged, with reduced Chinese imports offset by growth in other regional markets, while Indian imports on VLGCs continued to rise, reflecting structural expansion in downstream LPG demand.

VLGC freight market reactions to geopolitical events in 2025



Source: Internal



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Our businesses
Shipping: Volatility managed by disciplined and balanced commercial strategy (continued)

Fleet supply dynamics

Panama Canal dynamics remained an important driver of ton-mile demand. High utilisation of the new locks and strong demand for pre-booked slots led to elevated transit fees and encouraged many VLGCs to sail via the Cape of Good Hope instead of transiting the canal. These longer routes absorbed fleet capacity and helped support spot earnings. The global VLGC fleet

expanded by 11 vessels in 2025, reaching 413 vessels at year end, with an orderbook of 111 ships and about 16% of the fleet older than 20 years.

Overall, average VLGC freight rates in 2025 were higher than those recorded in 2024. US LPG export volumes also increased year-on-year, supported by additional LPG export capacity and continued growth in NGL output.

Constructive medium-term outlook for LPG shipping

Looking ahead, underlying market fundamentals remain constructive for shipping. North American LPG exports are expected to grow at a mid- to high-single-digit pace over the coming years, supported by new export infrastructure and increasing gas-rich production in the Permian Basin. Additional volumes from the Middle East,

driven by new gas processing facilities and higher oil output in Qatar, Saudi Arabia and the UAE, are also expected to support long-haul trades. In Asia, new PDH capacity and continued growth in Indian and Southeast Asian demand should underpin LPG imports.

Fleet summary



Source: Internal

VLGC global fleet on water year end 2025



413 total VLGC fleet

69% — 0–15 years
16% — 15–20 years
5% — 20–25 years
10% — 25 years +

LPG export forecast



Mt (VLGC only)

2025: North America 60, Middle East 39
2026E: North America 66, Middle East 44
2027E: North America 70, Middle East 48
2028E: North America 71, Middle East 51

North America   Middle East

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Our businesses
Shipping: Fleet list as of 31 December 2025

Owned VLGCs (100% ownership) — 28

Vessel	Year	Shipyard
BW Avior	2023	DSME
BW Rigel	2023	DSME
BW Yushi	2020	Mitsubishi H.I.
BW Kizoku	2019	Mitsubishi H.I.
BW Messina	2017	DSME
BW Mindoro	2017	DSME
BW Malacca	2016	DSME
BW Magellan	2016	DSME
BW Frigg	2016	Hyundai H.I.
BW Freyja	2016	Hyundai H.I.
BW Volans	2016	Hyundai H.I.
BW Brage	2016	Hyundai H.I.
BW Tucana	2016	Hyundai H.I.
BW Var	2016	Hyundai H.I.
BW Njord	2016	Hyundai H.I.
BW Balder	2016	Hyundai H.I.
BW Orion	2015	Hyundai H.I.
BW Libra	2015	Hyundai H.I.
BW Leo	2015	Hyundai H.I.
BW Gemini	2015	Hyundai H.I.
BW Levant	2015	Jiangnan
BW Breeze	2015	Jiangnan
BW Sirocco	2015	Jiangnan
BW Passat	2015	Jiangnan
BW Carina	2015	Hyundai H.I.
BW Mistral	2015	Jiangnan
BW Monsoon	2015	Jiangnan
BW Aries	2014	Hyundai H.I.

Time charter / bareboat in — 7

Vessel	Year	Shipyard
BW Capella[1]	2022	DSME
BW Polaris[1]	2022	DSME
Oriental King	2017	Hyundai H.I.
Doraji Gas	2017	Mitsubishi H.I.
BW Kyoto[1]	2010	Mitsubishi H.I.
Berge Nantong	2006	Hyundai H.I.
Berge Ningbo	2006	Hyundai H.I.

VLGCs in BW LPG India (52% ownership) — 8

Vessel	Year	Shipyard
BW Pampero	2015	Jiangnan
BW Chinook	2015	Jiangnan
BW Pine	2011	Kawasaki S.C.
BW Loyalty	2008	DSME
BW Tyr	2008	Hyundai H.I.
BW Oak	2008	Hyundai H.I.
BW Elm	2007	Hyundai H.I.
BW Birch	2007	Hyundai H.I.

Pool/Product Services operated — 11

Vessel	Year	Shipyard	Beneficiary
Gas Jupiter[4]	2023	Jiangnan	Sinogas Maritime
Kaede[4]	2023	Hyundai H.I.	Product Services
Gas Venus[4]	2021	Jiangnan	Sinogas Maritime
Gas Gabriela[3]	2021	Hyundai H.I.	Product Services
Clipper Wilma[3]	2019	Hyundai H.I.	Product Services
Vega Sea[3]	2017	Hyundai H.I.	Product Services
Vega Star[3]	2017	Hyundai H.I.	Product Services
Oceanic Moon[5]	2011	Hyundai H.I.	Product Services
Tokyo[2]	2009	Hyundai H.I.	Product Services
Denver[2]	2009	Hyundai H.I.	Product Services
Helsinki[2]	2009	Hyundai H.I.	Product Services

42%
of fleet powered by LPG

50 VLGCs
+3 LGCs, +1 MGC





22



13

19

■ Dual-fuel propulsion technology   ■ Retrofitted with scrubber technology   ■ On compliant fuels

1. Bareboat charter
2. Large Gas Carrier (LGC)
3. Panamax
4. Pool operated
5. Medium Gas Carrier (MGC)

Our businesses
Trading: Capturing value through disciplined execution and risk management

Established in February 2019, BW Product Services was formed to develop an integrated platform capturing value across the LPG value chain, adding LPG trading to our core shipping business. Following the acquisition of Vilma Oil's LPG trading operations in 2022, the platform has continued to scale, supported by a highly experienced team and a growing global footprint. BW LPG owns about 80% of BW Product Services, with the remaining shares held by key employees of BW Product Services.

Singapore registered and headquartered, with offices in Madrid, Oslo and Houston, BW Product Services maintains broad coverage across the world's key LPG markets.

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Our businesses
Trading: Capturing value through disciplined execution and risk management (continued)

Despite heightened geopolitical uncertainty, the trading business delivered a healthy and profitable year.

BW Product Services operates across multiple touchpoints in the LPG value chain, encompassing physical cargoes, shipping positions and an extensive derivatives and hedging portfolio. Its business model is based on creating value from LPG price differentials between geographical regions.

Navigating volatility

Market conditions were characterised by significant volatility, driven by geopolitical events, such as trade tensions between the US and China, the Israel–Iran conflict, changing tariff levels and trade patterns.

In 2025, BW Product Services' physical trading volumes increased to approximately 6 million tonnes, supported by higher US LPG exports and the progressive ramp-up of the previously announced multi-year cargo contract with Enterprise Product Partners.

Adapting to shifting trade flows

Global LPG trade flows shifted in response to the US–China trade war, with increased US LPG volumes moving to India, Japan and Southeast Asia while Middle Eastern volumes were increasingly supplied to China.

In response to this market dynamic development, Saudi Arabia significantly lowered its LPG contract price later in the year to defend market share, setting prices to remain competitive with US LPG volumes. Against this backdrop of geopolitical turmoil, BW Product Services demonstrated disciplined execution and robust risk management, navigating volatile market conditions and delivering a realised trading profit of US$66 million. This performance underscores the platform's ability to generate consistent results across market cycles.

Business expansion

During the year, BW Product Services continued to diversify beyond the VLGC segment, expanding its presence into Large Gas Carriers (LGC) and Medium Gas Carriers (MGC), while growing its presence in the Latin American market. In parallel, BW Product Services expanded its team in line with its growth ambitions and rising cargo volumes, strengthening its presence in Houston in 2025 to better serve US-based clients and establish a local footprint within the price-setting US LPG market.

Trading portfolio business model



BW Product Services aims to maintain a balanced portfolio with an active hedging strategy

~6m tonnes physical LPG traded in 2025

Our businesses
Value Chain Assets: Our portfolio investments

BW LPG's infrastructure business has historically explored opportunities across various parts of the energy value chain. While pausing greenfield infrastructure projects, the company continues to monitor selective investment opportunities in markets with growing domestic LPG demand, particularly in growth markets such as India, Africa and Southeast Asia.



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Our businesses
Value Chain Assets: Our portfolio investments (continued)

Against a backdrop of heightened market uncertainty influencing the global business environment, BW LPG refined its strategic focus on the company's core businesses – shipping and trading. As part of this prioritisation, activities within the infrastructure segment were scaled back to ensure resources are deployed where they generate the greatest strategic impact.

BW LPG's infrastructure business has historically explored opportunities across various parts of the energy value chain. In response to evolving geopolitical and market uncertainties, the company chose to step back from certain planned developments, including the previously announced LPG import terminal project in India.

This decision reflects a deliberate realignment of our business priorities in response to a changing environment, while maintaining a long–term interest in key growth markets.

Exploring investment opportunities

While pausing investments in greenfield infrastructure projects, BW LPG continues to monitor opportunities across the broader energy value chain.

Looking ahead, BW LPG will remain selective in evaluating investment opportunities in markets with growing domestic LPG demand, including India, Africa and Southeast Asia.



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SUSTAINABILITY

Impact that lasts – cleaner energy for a better world



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Summary of key data and information
Cleaner fuels for a better world

Scope 1 GHG emissions (owned fleet)



8% ↓

From 2019 baseline[1]

Carbon intensity index (owned fleet)

6.70 gCO$_2$ / Tonne-nautical mile

6.90 CII 2025 target

Vessel energy consumption

9% ↓

Compared to 2019

1. The 2019 baseline has been adjusted to include the Avance Gas vessels acquired in 2024.

Short-term emission targets – Carbon Intensity Indicator (CII)*

*Aligned with IMO GHG CII targets against 2019 baseline **of 7.59**



2023

6.66 Actual

7.21 Target



2024

6.71 Actual

7.05 Target



2025

6.70 Actual

6.90 Target



2026

6.75 Target

Female cadets' scholarship programme

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Female cadets sponsored in 2025

Workforce diversity



Crew
♀ 3%
♂ 97%
— Female — Male

Employees
♀ 43%
♂ 57%
— Female — Male

Employees
🔤 21
Nationalities represented

Governance statistics



0

Violations of all applicable laws and regulations

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Summary of key data and information
Cleaner fuels for a better world (continued)

Key 2025 targets



Environment

Commitment

Optimise our environmental actions as a responsible maritime and energy stakeholder

Our contribution towards net-zero shipping

Material topic
– Emissions and energy

Responsible resource management in daily operations

Material topic
– Waste management
– Water management

– Working towards BW LPG fleet reaching net-zero carbon emissions by 2050
– All owned vessels to attain "C" or better rating under CII

– Achieve overall net positive savings in fuel from weather routing

– 100% compliance with the Ballast Water Management convention

– 100% compliance with all MARPOL conventions
– Zero spills of oil at sea

Social

Commitment

Protect and advance the interests of our workforce

Protecting people, assets and operations

Material topic
– Health and safety

Building a strong, inclusive workforce

Material topic
– Our people

– Zero cases of discrimination and harassment
– Zero crew, employee and contractor fatalities while at work

– Whole fleet LTIF ≤0.3, TRCF ≤1.2

– Invest in training, upgrading and upskilling programmes
– Have interns/trainees in our industry exposure programme to encourage and nurture maritime talent

– Develop opportunities to work between offices and enhance collaboration

Governance

Commitment

Uphold transparency and integrity in all business transactions

Corporate stewardship – meeting the highest standards

Material topics
– Corporate governance
– Operational excellence

– Actively promote awareness at sea and in offices for zero tolerance to bribery, facilitation payments and corruption
– Host online and onsite campaigns to promote Anti-Bribery and Anti-Corruption (ABAC) awareness

– Full compliance with international maritime regulations, as well as international and regional laws

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Material topics
For sustainable value creation

At BW LPG, we deliver energy for a changing world – safely and sustainably. This requires a clear focus on the ESG topics that matter most to our stakeholders and to our long-term success. We therefore conduct periodic materiality assessments to identify and prioritise the issues that are most relevant to our business, our stakeholders and the societies in which we operate.

Our assessment applies a double materiality approach (DMA), evaluating both BW LPG's impacts on the environment and society and the financial risks and opportunities that may affect business performance. This ensures that our sustainability priorities are closely aligned with our corporate strategy, enterprise risk management and long-term value creation.

The resulting material topics guide how we implement our strategy, shape our sustainability initiatives and set meaningful targets. They also provide a robust foundation for transparent ESG reporting and reflect evolving stakeholder expectations and regulatory, market and industry developments across LPG shipping and trading.



1 Input

A long list of ESG topics was developed based on prior materiality assessments, regulatory requirements, industry standards, ESG frameworks and peer benchmarking.

2 Stakeholder engagement and impact assessment

Feedback from key stakeholders was collected through surveys, engagements and ongoing dialogue to further understand the impact of ESG topics:

- Investors
- Suppliers
- Customers
- Lenders
- Regulators
- Crew and employees

Environmental and social impact

Each ESG topic was assessed for its actual and potential impacts on the environment and society, considering severity and likelihood across BW LPG's operations and value chain.

Business (financial) impact

ESG topics were evaluated for their financial relevance, including potential effects on revenues, costs, asset values, access to capital, and long-term competitiveness.

This assessment was integrated with BW LPG's enterprise risk management (ERM) process to capture short-, medium-, and long-term implications.

3 Validation and prioritisation

Results were cross referenced against industry and market trends, regulations, ESG ratings and recognised frameworks/standards.

Validation by BW LPG Executive Management.
Validation by external consultants.

4 Results – identification of material issues to prioritise



Environment
Social
Governance
High materiality
Mid materiality
Low materiality
High
Emissions and energy
Health and safety
Operational excellence
Waste management
Water management
Corporate governance
Our people
Community engagement and impact
Importance to stakeholders
Environmental and social impact
Low
Importance to business – financial impact
High

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Stakeholder engagement
Collaboration that drives impact

Stakeholder engagement is a core element of BW LPG's sustainability and business strategy, helping us understand stakeholder priorities, identify ESG-related risks and opportunities, and support long-term value creation.

Stakeholder input informs our double materiality assessment, strategic priorities, target setting and disclosures. We exchange regularly with key stakeholder groups and collaborate across our value chain through structured engagements and ongoing dialogue.

Stakeholder feedback is reviewed by relevant business functions and management and integrated into operational decision-making, enterprise risk management and sustainability initiatives.

	Key expectations	Engagements in 2025
Crew	– Safe and healthy working conditions – Career development, training and skills progression – Fair compensation and employment practices – A supportive, diverse and inclusive work environment – Work-life balance and well-being	– Organised Senior Officers Conferences to promote safety awareness, best-practice sharing and operational excellence – Delivered targeted training on LPG propulsion engine operations – Maintained ongoing engagement through BW Connect, our intranet, to communicate updated guidelines, procedures and initiatives
Employees	– Occupational health and safety – Professional development and career progression – Fair and competitive remuneration – Inclusive and respectful workplace culture – Work-life balance and employee engagement	– Participated in BW Group's Mentor Match programme, enabling cross-business mentoring and deeper industry exposure – Reinforced BW LPG's CARE values through town halls and CEO-led induction sessions – Conducted annual pulse survey to gather employee feedback and inform about continuous workplace improvements – Strengthened engagement through company events, including team-building, festive celebrations and lunch-and-learn sessions
Customers	– High standards of operational excellence and reliability – Transparent pricing in line with the market – Flexible and responsive customer service – Integrated shipping and trading solutions – Reduced environmental footprint and energy efficiency	– Maintained 24-hour customer support via chartering and trading desks – Conducted in-person meetings and discussions on fleet developments, performance and service offerings – Enhanced integrated solutions through collaboration with BW Product Services and BW LPG India




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Stakeholder engagement
Collaboration that drives impact (continued)

	Key expectations	Engagements in 2025
Suppliers	– Sustainable and responsible supply chain practices – Clear contractual terms and communication – Prompt and fair payment practices – Equal opportunities and ethical business conduct	– Increased weighting of ESG criteria in tender evaluations and supplier selection processes – Monitored supplier ESG performance and compliance with the Supplier Code of Ethics – Prioritised the use of green shipyards for dry-docking activities – Enforced Anti-Bribery and Anti-Corruption (ABAC) policy acknowledgements for new and active suppliers
Investors	– More solid fundamentals on an expanded fleet size – Frequent roadshows and always available management engagement – Clear strategic communication – Transparent dividend policy and capital allocation – Visibility in industrial conferences, meetings to update investors	– Engaged in regular dialogue with existing and potential investors through meetings, conferences and briefings – Provided timely and transparent disclosures via annual and interim financial reports, press releases and presentations – Strengthened capital market engagement through the NYSE dual listing and consistent dividend communications
Lenders	– Timely, fair and reliable reporting – Compliance with financial covenants – Prudent risk management and balance sheet discipline – Exploration of sustainability-linked financing opportunities	– Maintained regular communication through in-person and virtual meetings – Conducted annual Q&A sessions to provide business, financial, and ESG updates – Provided clear and timely information on financials, strategic developments and covenant compliance
Regulators	– Safe, secure, and compliant shipping operations – Adherence to applicable laws and international regulations – Constructive collaboration and knowledge sharing – Continuous improvement in governance and management systems – Strong governance and clear management accountability for compliance – Effective risk and compliance frameworks: identification, monitoring, testing and timely remediation of issues	– Participated actively in industry forums and regulatory engagements to support knowledge sharing and best practices – Collaborated with BW Group affiliates to enhance industry standards – Ongoing routine reporting and notifications as required for regulatory compliance – Regularly updated internal policies and governance reporting to stay aligned with evolving regulatory requirements


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Performance dashboard
Tracking our ESG progress

Environmental 2025 performance dashboard

Sustainability priority	Emissions and energy	Waste and water management
Commitment >	We are committed to managing emissions and energy consumption across our operations through regulatory compliance, operational efficiency and disciplined fleet management. We seek to improve energy efficiency and emissions intensity over time by optimising vessel performance and operational practices, while monitoring regulatory and market developments to inform long-term planning.	We are committed to managing waste and water responsibly across our fleet and onshore operations in accordance with applicable regulations and industry standards. Our approach focuses on effective waste handling and disposal, responsible water use and continuous assessment of opportunities to reduce environmental impacts.
2025 targets >>	– All owned vessels aim to attain a "C" or better rating in the Carbon Intensity Indicator (CII) – We aim to achieve an average LPG dual-fuel uptime above 85% – We aim to achieve overall net positive savings in fuel from weather routing – The BW LPG fleet is aiming for net zero carbon emissions by 2050	– Full compliance with the Ballast Water Management Convention – Full compliance with all MARPOL conventions – No spills of oil at sea – All ship recycling projects to be done with shipyards certified to ISO 30000 and Hong Kong Convention – Encourage waste reduction – Reduce single-use plastics on board ships
2025 progress >>>	– All owned vessels achieved a minimum "C" rating under the IMO Carbon Intensity Indicator (CII) – Realised net fuel savings through the continued use of voyage weather routing and LPG fuel – Continued evaluation of sustainable technologies and alternative fuels to support innovation and long-term transition toward net-zero emissions in LPG shipping – Achieved an average dual-fuel uptime above 85% during the reporting year	– Managed vessel-generated waste in compliance with MARPOL and applicable local regulations – Zero oil spills recorded during the reporting year – No vessels were recycled during the reporting year
UNSDG goal	SUSTAINABLE DEVELOPMENT GOALS 7 AFFORDABLE AND CLEAN ENERGY 13 CLIMATE ACTION	14 LIFE BELOW WATER 15 LIFE ON LAND

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Performance dashboard
Tracking our ESG progress (continued)

Social 2025 performance dashboard

Sustainability priority	Health and safety	Our people
Commitment >	We are committed to providing a safe and healthy working environment for our employees, crew and contractors. Safety is embedded across our operations through established management systems, trainings and a strong focus on incident prevention and preparedness.	We are committed to attracting, developing and retaining a skilled and engaged workforce across our vessel and onshore operations. We promote fair employment practices, diversity and inclusion, and support employee development through training, learning and engagement initiatives.
2025 targets >>	– Zero cases of discrimination and harassment – Zero crew, employee and contractor fatalities while at work – Whole fleet LTIF ≤ 0.3, TRCF ≤ 1.2	– Investment in training, upgrading and upskilling programmes – Have interns/trainees in our industry exposure programme to encourage and nurture maritime talent – Develop opportunities to work between offices and enhance collaboration
2025 progress >>>	– No reported cases of discrimination or harassment during the reporting year – Zero crew or employee fatalities reported during the reporting year – Lost Time Injury Frequency (LTIF): 0.71; Total Recordable Case Frequency (TRCF): 1.19 – Continued implementation of HiLo analyses, safety training, audits, briefings and drills across operations – Continued collaboration with BW Group through the Working Environment Committee to assess and improve work environments	– Continued delivery of training and development programmes across the organisation – Rolled out Personal Development Plans to support career growth and capability building – Educated managers on developing their respective teams, using a variety of tools including education, feedback and on-the-job learnings – Participated in BW Group's Mentor Match programme, enabling cross-business mentoring and deeper industry exposure – Hosted interns and trainees as part of industry exposure and early-career development initiatives – Enhanced internal mobility and talent attraction via university outreach and improved career platforms – Strengthened cross-departmental engagement at company events including team building events, celebrating festivities and lunch-and-learn sessions – Maintained a diverse workforce across multiple nationalities, with balanced gender representation – Continued to emphasise the importance of our CARE values through various channels – Continued with annual pulse survey to understand how people are really feeling, with an aim to continuously improve the workplace and support relevant decision-making – Zero cases of discrimination or harassment during the reporting year
UNSDG goals	**3** GOOD HEALTH AND WELL-BEING	**4** QUALITY EDUCATION **5** GENDER EQUALITY **8** DECENT WORK AND ECONOMIC GROWTH

SUSTAINABLE DEVELOPMENT GOALS

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Performance dashboard
Tracking our ESG progress (continued)

Governance 2025 performance dashboard

Sustainability priority	Corporate governance and operational excellence
Commitment ❯	We are committed to conducting our business with integrity, transparency and high ethical standards. Strong governance structures, risk management processes and internal controls underpin our strategic and operational decision-making and support consistent operational excellence.
2025 targets ❯❯	– Actively promote awareness at sea and in offices for zero tolerance to bribery, facilitation and corruption – Host online and onsite campaigns to promote Anti-Bribery and Anti-Corruption (ABAC) awareness – Full compliance with international maritime regulations, as well as international and regional laws
2025 progress ❯❯❯	– No reported cases of misconduct, facilitation payments or monetary losses arising from legal proceedings during the reporting year – No political contributions made – Enhanced Anti-Bribery and Anti-Corruption (ABAC) training and communications delivered to crew and employees to reinforce ethical business conduct – Operated in accordance with all applicable laws and regulations – No vessel detentions recorded over the past five years, reflecting consistent operational compliance – ISO certifications maintained, supporting structured management systems and operational consistency – No major cybersecurity incidents or data breaches reported during the reporting year
UNSDG goals	8 DECENT WORK AND ECONOMIC GROWTH 16 PEACE, JUSTICE AND STRONG INSTITUTIONS 17 PARTNERSHIPS FOR THE GOALS

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Partnerships
Working together

We actively engage with leading industry associations, contributing our maritime expertise to advance standards and best practices across the sector. In parallel, we support local initiatives that strengthen the communities in which we operate, reinforcing connection and shared responsibility while helping to build resilience and cohesion in times of change.

BW LPG is a member of, or partners with, the following associations and organisations



































ASMI – Association of Singapore Marine and Offshore Energy Industries
BIMCO
DNV·GL
GLOBAL MARITIME FORUM
GETTING TO ZERO COALITION
HiLo
impa – International Marine Purchasing Association
LR
MACN – MARITIME ANTI-CORRUPTION NETWORK
NBAS – NORWEGIAN BUSINESS ASSOCIATION SINGAPORE
The Neptune Declaration on Seafarer Wellbeing and Crew Change
NORMA CYBER
NYSE
OSLO BØRS
SSA – SINGAPORE SHIPPING ASSOCIATION
TRIDENT ALLIANCE
WLGA – Energy Anywhere

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Environment: Emissions and energy
Our contribution towards net-zero shipping

Emissions management and energy efficiency are central to BW LPG's operational performance and long-term sustainability.

As a shipping company and asset owner, the company's emissions profile is primarily driven by fleet operations and fuel consumption. Our approach is grounded in regulatory compliance, practical operational optimisation and disciplined capital investment aimed at improving energy efficiency and reducing emissions intensity over time. Emissions and energy performance are monitored on a regular basis to support informed decision-making and enable transparent and consistent reporting.

2025 annual emission data

Scope 1 emissions (CO_2e Tonnes '000)	1,276.7
Scope 2 emissions (CO_2e Tonnes '000)	0.03
Scope 3 emissions across 4 categories (CO_2e Tonnes '000)	16,013.0
Carbon Intensity Index (gCO_2/tonne.nm)	6.70

Further environmental data can be found in the appendix.

Efficiency measures: How BW LPG vessels are decarbonising operations



Human element
A dedicated team working on energy management with the crew, overseeing all aspects of the vessel's voyage.



LPG propulsion engine
Over 60% of our owned fleet is fitted with dual-fuel LPG propulsion, limiting emissions compared with traditional marine fuels.



Performance monitoring
A monitoring system installed on vessels, enabling the programming and planning of voyages for optimum efficiency.



Total fuel oil consumption system
Algorithms automatically calculate and optimise vessel routing and speed under local sea and weather conditions.



LED Lights
Replacement of lights with LEDs to reduce energy consumption. Conventional lights are being replaced with LED type when worn out.



In-house system
This monitors hull and propeller resistance to avoid increased drag which can build up over time and result in increased fuel consumption.



Fins on propellers
The installation of propeller boss cap fins and Mewis ducts has improved efficiency in propeller performance.



Anti-fouling paint technology
Super-slippery paint to prevent the accumulation of bio-organisms on the hull and propellers, reducing resistance as vessels move through water.



Vessel trim optimisation
Use of fluid dynamic calculation software to determine the optimal hydrodynamic performance in relation to sea conditions and vessel speed, reducing fuel consumption and emissions.



Speed and fuel consumption control
Tested automated speed and fuel consumption control system that has a potential to lower fuel consumption for a vessel by 2–5% during sea passage.

BW LPG monitors and reports greenhouse gas (GHG) emissions from vessel operations and onshore activities in line with recognised international standards. Scope 1 emissions arise from fuel combustion in fleet operations, while Scope 2 emissions result from purchased electricity consumed at onshore offices. This year's Sustainability Report marks the first year that BW LPG has disclosed Scope 3 emissions, reflecting our commitment to enhancing transparency and progressively broadening the scope of our emissions reporting. Emissions are calculated using fuel consumption data and relevant emission factors derived from IMO studies and other recognised regulatory sources. In addition to GHG emissions, air pollutants such as NO_x, SO_x and particulate matter are tracked to ensure compliance with international maritime regulations, including MARPOL Annex VI, which is embedded in fleet operational procedures.

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Environment: Emissions and energy
Our contribution towards net-zero shipping (continued)

Emissions performance forms an integral part of fleet management and technical oversight processes, supporting continuous improvements in energy efficiency. BW LPG continues to assess and implement operational and technical measures across the fleet, supported by capital investments exceeding US$600 million in modern vessels and retrofitting initiatives.

Hull performance has been maintained over a five–year dry–docking cycle with average speed loss below 1%. Furthermore, combined hull coating, inspection and voyage optimisation measures have contributed to estimated fuel savings and emissions reductions of 3–5% across applicable vessels.

2026 emission and energy targets

Our environmental goals are aligned with the GHG reduction strategy of the International Maritime Organization (IMO) – a 20% reduction in emissions by 2030 (baseline 2008), with the ultimate target of net zero by 2050.

– All owned vessels aim to attain a "C" or better rating in the Carbon Intensity Indicator (CII)
– We aim to achieve an average LPG dual–fuel uptime above 85%
– We aim to achieve overall net positive savings in fuel from weather routing
– The BW LPG fleet aspires to meet net–zero carbon emissions by 2050.

Performance

Decarbonisation roadmap based on available technology

Upgraded fleet to LGIP propulsion

Refining operational excellence

Evaluate low emission propulsion technology solutions

Net CO_{2e} emissions (existing fleet)

Net CO_{2e} emissions (low emission propulsion)

BW LPG Towards net zero

Expansion of LGIP fleet

Net CO_{2e} emissions

0

2020   2025   2030   2035   2040   2045   2050



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Environment: Waste and water management
Responsible resource management in daily operations

BW LPG recognises that effective waste and water management is an integral part of responsible vessel operations and environmental stewardship. Our approach focuses on regulatory compliance, operational efficiency and minimising environmental impacts across fleet and onshore activities.

Waste and water management practices are embedded within operational procedures and aligned with applicable international maritime regulations and recognised industry standards. Performance is monitored on an ongoing basis to support continuous improvement and strengthened environmental controls.

BW LPG's environmental management framework is supported by the ISO 14001 Environmental Management System (EMS), an internationally recognised standard for managing and improving environmental performance. Both in-house and external fleet managers are certified in accordance with ISO 14001. A key element of the EMS is the identification and assessment of environmental aspects arising from organisational activities, products and services, which are evaluated to identify potential environmental impacts and inform risk management and control measures.

Waste management

Waste generated onboard vessels is managed in accordance with MARPOL requirements and applicable local regulations. Operational waste streams include oily waste, garbage, sludge and other ship-generated waste, which are segregated onboard and delivered to approved onshore reception facilities for treatment or disposal. Hazardous waste is handled separately through licensed contractors to minimise environmental and safety risks. Waste management performance is monitored through internal reporting and inspections, while ship recycling activities are conducted in line with applicable regulations and BW LPG's internal standards, with a focus on safety, environmental protection and responsible end-of-life vessel management.

Water management

Water use primarily relates to onboard vessel operations and onshore office activities. A significant proportion of freshwater is produced onboard using evaporators that utilise waste energy, reducing reliance on shore-based supply. Ballast water is managed in compliance with the IMO Ballast Water Management Convention, including the installation and operation of ballast water treatment systems across the fleet. BW LPG continues to assess opportunities to enhance water efficiency and support responsible water management across its operations.

2026 waste and water management targets

– Full compliance with the Ballast Water Management Convention
– Full compliance with all MARPOL conventions
– No spills of oil at sea
– All ship recycling projects to be done with shipyards certified to ISO 30000 and Hong Kong Convention
– Encourage waste reduction
– Reduce single-use plastics on board ships



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Social: Health and safety
Protecting people, assets and operations

Health and safety remain a fundamental priority for BW LPG across both vessel and onshore operations. Safety is integrated into how we operate, make decisions and manage risk across the organisation. Our objective is to deliver efficient and reliable services while consistently maintaining the highest safety standards.

2026 targets

– Maintain zero cases of discrimination and harassment
– Continue to have zero crew, employee and contractor fatalities while at work
– Whole fleet LTIF ≤ 0.3, TRCF ≤ 1.2

We believe in Zero Harm to people, environment, cargo and property
Our safety culture

Operational resilience
Ability to bounce back in unexpected situations

Leadership visibility and engagement

A work environment committee that addresses health and safety concerns. Employees can contact this committee for any work environment-related issues.

– Management commitment to Zero Harm
– Ship engagement from Executive Management
– Sharing best practices/safety culture

Post-incident learning and improvement

Crew feedback is gathered through an annual shipboard management review. All seafarers have access to our SMS and policies and receive training in basic and advanced safety according to STCW regulations.

– Safety campaigns/reflective learning
– Root cause analysis (by *BSCAT™*)
– Training tailored to workplace

Zero Harm

Our Zero Harm policy guides all of our activities in crewing. Our Safety Management System (SMS) enforces strict safety compliance policies without exception. We prioritise safety in all interactions with personnel, including meetings with vessels and conferences.

– Crew assessment strategy
– Risk management
– Work/rest hour management



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Social: Health and safety
Our safety initiatives

A Zero Harm culture – safety first, always

Zero Harm is an organisation-wide safety initiative, reinforcing safety as the foremost consideration in all activities. Safety principles are embedded in both commercial management and operational decision-making, and continuously reinforced through established procedures, training programmes and operational oversight.

We expect everyone to take personal responsibility for safety. Employees and crew are encouraged to speak up, communicate safety concerns, share best practices and report near-miss incidents so that lessons can be learned and risks reduced.

Structured safety management – clear systems and accountability

Our safety approach is grounded in compliance with applicable maritime, occupational health and safety, and flag-state regulations. A structured safety management system supports risk identification, incident reporting, investigation and the implementation of corrective and preventative actions.

Safety performance is monitored through defined indicators, including work-related fatalities, lost-time injuries and total recordable cases. Incidents and near misses are systematically reported, investigated and reviewed to identify root causes and prevent recurrence. Safety performance and trends are regularly reviewed by management to support continuous improvement and reinforce a strong safety culture.

Safe operations at sea – preparedness, training and oversight

All crew members and subcontractors must complete relevant safety training before boarding vessels. Safe work procedures address hazard identification, handling and storage of hazardous substances, correct use of equipment and piracy risk assessments. Regular safety drills and exercises are conducted onboard to ensure preparedness for emergency situations.

BW LPG maintains a robust incident investigation framework, supported by our Stop Work requirements, Crisis Management Plan and Emergency Response Procedures. These provide clear guidance to shore staff and crew on how to respond to incidents, while drills are used to reinforce learning and stress-test our procedures.

Fleet safety performance is tracked and benchmarked against industry norms. The BW LPG fleet holds ISO 14001, ISO 9001 and OHSAS 18001 certifications. Key clients conduct external compliance audits, such as Tanker Management and Self-Assessment (TMSA), and BW LPG carries out annual internal audits of its safety practices. At shipyards, safety statistics are reviewed, and contractor safety performance is assessed through bridging documents.

Safety at the heart of our culture

In October 2025, we ran the Zero Harm Art Contest together with BW LNG for the Seafarers' children. The theme was *'Working together – Come home safely'*. They were encouraged to draw pictures that show what this means to them, and they could win prizes in their respective age categories.



ZERO HARM
WORKING TOGETHER!
Follow BW Life-Saving Rules & Come Home Safely!
GOOD HOUSE KEEPING
Always maintain good housekeeping.
Always work with appropriate PPE.
Always protect yourself and colleagues from fall.
POWERED BY LPG
BW LEO
Say no to drugs and alcohol.
SAFE ZONE
Always be in Safe Zone.
STOP WORK
Stop work when Unsafe.
SPEEDING
Buckle up, no phone, no speeding!
Permit
Always work with a valid work permit.

Annika, 1st place in age group 8-11 years old.

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Social: Health and safety
Our safety initiatives (continued)



WORK SAFE TO COMEBACK HOME SAFELY
CREW TRAINING
WEARING PROTECTIVE GEAR
EMERGENCY DRILL
SAFE NAVIGATION
TEAM COMMUNICATION
EVERY LINK IN THE CHAIN OF SAFETY MATTERS
EVERY SAFE STEP BRINGS US HOME.

Affan, 1st place in age group 12–15 years old.

Onshore safety and emergency readiness – protecting our people at work

Onshore safety practices focus on office health and safety, emergency preparedness and employee well-being. Offices maintain crisis management or emergency preparedness plans, defining response procedures and roles for incidents such as fire, epidemics, fatalities or criminal events. Occupational health risks are managed through procedures addressing ergonomics, fatigue and physical well-being.

Contractor and partner expectations – extending safety beyond our workforce

Safety expectations are clearly communicated to contractors and service providers, with requirements integrated into operational and contractual arrangements. Contractors are expected to comply with BW LPG's safety standards and applicable regulations when working for or on behalf of the company.

Well-being and psychological safety – supporting the whole person

Each October, related to mental health awareness, BW LPG hosts a dedicated well-being month, offering employees a range of initiatives addressing physical, mental and social well-being. Activities include keynote speakers, panel discussions and interactive sessions covering topics such as well-being, diversity, inclusion, belonging and psychological safety. The programme aims to raise awareness, inspire dialogue and strengthen connection across the organisation.



Working Together
Come Home
Safety

James, 3rd place in age group 8–11 years old.



The Goal Must Be ZERO Accident
Safety is in Your Hands
Working Together, Come Home Safely
Be ALERT
Don't Get Hurt

Anvi, 3rd place in age group 12–15 years old.

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Social: Our people
Building a strong, inclusive and responsible workforce



Our people are central to BW LPG's ability to operate safely, reliably and responsibly across our global operations.

We employ a diverse workforce of seafarers and onshore employees whose varied backgrounds, skills and perspectives strengthen decision-making and operational performance. An inclusive culture enables our people to perform to their full potential and supports engagement and collaboration. We believe that diversity and inclusion contribute to long-term organisational resilience and sustainable business performance.

Our CARE values – Collaborative, Ambitious, Reliable and Enduring – guide how we work and interact across the organisation. These values are reinforced through regular engagement platforms such as town halls and induction programmes led by senior management, including the CEO, ensuring a shared understanding of expectations, culture and purpose.

Respecting human and labour rights – zero tolerance, clear accountability

BW LPG respects the rights of all individuals we employ and work with across our operations and value chain. Our approach is guided by the principles of the United Nations Universal Declaration of Human Rights.

We promote respect for fundamental human rights and decent working conditions through updated policies communicated to onshore staff, crew and third-party service providers. In line

with the Norwegian Transparency Act, we provide public access to information on how we address actual and potential adverse impacts on human rights and working conditions.

Human rights considerations are embedded in relevant policies, processes and due diligence activities. BW LPG maintains zero tolerance for violations of labour and human rights. Any breach of policy, including by senior management, may result in disciplinary action.

Attracting, developing and retaining talent – supporting long-term performance

Our people strategy focuses on attracting, developing and retaining skilled professionals to support BW LPG's long-term business objectives. We promote fair employment practices, equal opportunities and a respectful, inclusive workplace.

All employees are engaged under contracts that comply with applicable local labour laws and regulations, supported by internal guidelines promoting decent working conditions. We strictly prohibit child labour and forced labour across our operations and require third parties to comply with applicable labour regulations and BW LPG's third-party policies.

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Social: Our people
Building a strong, inclusive and responsible workforce (continued)

Recruitment – building the talent pipeline	Development – enabling growth and capabilities	Retention and engagement – creating a supportive workplace
We collaborate with external institutions to **support the development of maritime talent** through tertiary recruitment events, scholarships and work placement opportunities. These initiatives help attract early-career professionals and a diverse, capable workforce for the future.	BW LPG provides **learning and development opportunities for all employees**, including in-house workshops on leadership and soft skills, as well as external training programmes. **Education assistance** supports employees in building role-relevant skills and advancing their careers within the company. **Performance management processes** align individual objectives with organisational priorities and support continuous development in a changing operating environment.	We seek to foster a workplace where employees feel respected, safe and able to contribute. **Initiatives support work-life balance, health and mental well-being**, with health and safety fully integrated into workforce management practices. People-related metrics are monitored to support transparency and continuous improvement. **Employee engagement** is supported through regular communication, feedback mechanisms and development discussions. An **annual Employee Pulse Survey**, administered by a third party (Willis Towers Watson), provides anonymous feedback on topics including engagement, job satisfaction, communication, work-life balance and culture. Senior management reviews the results, develops action plans where appropriate, and shares key outcomes with employees to promote transparency and accountability.

2026 targets

– Investment in employee development including education, feedback and work experience
– Offer internships and trainee placements in our industry exposure programme to support early-career maritime talent
– Strengthen engagement and collaboration across offices
– Achieve participation of over 90% of onshore staff in the annual Employee Pulse Survey

Employee diversity

Crew:

 **<3%**
 **>97%**


— Female
— Male

Employees:

 **43%**
 **57%**


— Female
— Male

Employees:

 **21**
nationalities represented



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Social: Corporate Social Responsibility
Empowering communities through energy, education and inclusion

At BW LPG, corporate social responsibility is rooted in our belief that long-term success is inseparable from the well-being of the communities in which we operate. In India, our CSR initiatives focus on access to nutrition, education, gender inclusion and cleaner energy solutions – contributing to stronger, more resilient communities.

Chartering a more inclusive future for maritime careers

Promoting diversity and inclusion is a key goal of BW LPG. Our affiliate, BW LPG India launched a Female Cadets Scholarship Programme in 2021 to encourage more women to pursue careers in the maritime sector, where female representation remains limited.

The programme offers scholarships to selected female cadets at the Indian Maritime University enrolled in the B.Sc. Nautical Science and B.Tech. Marine Engineering courses – 33 cadets in 2025. By providing financial support, the initiative helps female cadets focus on academic excellence without the burden of financial hardship while fostering a more inclusive pathway into seafaring careers.










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Social: Corporate Social Responsibility
Empowering communities through energy, education and inclusion (continued)

Energy that powers nutrition and education

BW LPG India is proud to continue its partnership with the Akshaya Patra Foundation to help address hunger and malnutrition among schoolchildren – key barriers to education that contribute to low enrolment, absenteeism and early school dropouts. Reliable access to nutritious meals can make a decisive difference in keeping children in school and enabling them to learn.

Through this partnership, BW LPG India sponsors the energy needs of school kitchens by supporting clean–burning LPG-fuelled cooking equipment. By providing reliable energy for cooking, we help enable the preparation of safe, nutritious meals at scale, reinforcing our conviction that cleaner energy plays a vital role in building a better future.



Cleaner energy for healthier kitchens

Our collaboration with Akshaya Patra also highlights the environmental and operational benefits of cleaner energy solutions. In Puducherry, BW LPG India supported the installation of LPG–fuelled industrial curry–making machines at Akshaya Patra's centralised kitchen, serving over 50,000 nutritious meals each day for children, significantly improving cooking efficiency, hygiene standards, and operational reliability.

In addition, the centralised kitchen in Puri transitioned from a briquette–fired boiler to an LPG–fired boiler with BW LPG India's support. This conversion delivered environmental, community, and cost-related benefits, underscoring LPG's role as a cleaner and more efficient cooking fuel.

Together, these initiatives demonstrate how purposeful partnerships and responsible energy solutions can create lasting, positive impact – improving daily lives while supporting sustainable development goals across education, inclusion, and environmental stewardship.

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Social: Continuous employee development
Stronger together

Mentor Match

In 2025, BW LPG participated in a Group-wide mentor-matching initiative in collaboration with BW Group and affiliated companies. Employees volunteered as mentors or mentees and were paired for a six-month period, fostering knowledge sharing, professional development and cross-company collaboration.

Respect & Belonging at Sea

The Respect & Belonging at Sea programme aims to ensure that every seafarer feels comfortable being themselves — regardless of nationality, gender, age, rank, religion or sexual orientation. Life onboard should truly feel like a "home away from home": a place free of bias, bullying and harassment, where everyone feels safe to speak up, resolve issues and work together. Over the three-year course of the programme, all seafarers will participate in this training.

Officers' Conferences

Twice a year, selected BW LPG seafarers attend a three-day conference that provides updates on the company's strategy while promoting knowledge exchange and collaboration. Guided by the motto *Better. Safer. Stronger*, the conferences place strong emphasis on topics such as Anti-Bribery and Anti-Corruption, as well as Respect & Belonging at Sea, alongside sessions covering other key areas. Through interactive discussions, case studies and role play

exercises, participants gain practical tools to address corruption challenges and respond to potential demands.

We'll continue our efforts to promote respect and inclusion across offices and vessels, to keep building a workplace where everyone truly belongs.





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Governance: Corporate governance and operational excellence
Meeting the highest standards

At BW LPG, strong corporate governance and operational discipline are fundamental to safeguarding the confidence of our stakeholders. Our governance framework provides structured oversight of policies, procedures and decision-making processes, ensuring that strategic discussions are supported by robust internal controls and established approval mechanisms.

We aim to go beyond regulatory compliance by upholding high standards of governance, maintaining transparent and open communication, and regularly assessing relevant legislation, guidelines, best practices and risk management frameworks to ensure their continued effectiveness.

Corporate governance

Strong corporate governance underpins BW LPG's strategy, risk management and long-term value creation, and is essential to maintaining stakeholder trust. Clear governance structures, roles and responsibilities support effective decision-making, accountability and transparent business practices.

The Board provides overall oversight of strategy, performance and sustainability priorities, supported by relevant Board committees. Strategic decisions are subject to established approval procedures, while policies and procedures guide ethical business conduct, regulatory compliance and responsible corporate behaviour across the organisation and value chain, including clearly communicated anti-bribery and anti-corruption expectations. Risk management and internal control frameworks are embedded across the organisation and integrated into strategic planning.

Transparency and timely disclosure support effective engagement with shareholders, investors and other stakeholders. BW LPG does not make political contributions. Governance practices are reviewed regularly to reflect regulatory developments and evolving best practices. The company's whistleblowing framework, supported by an independent external reporting platform, enables stakeholders to raise concerns without fear of reprisal, with reports reviewed by the Audit Chairperson in collaboration with relevant members of Executive Management to ensure appropriate follow-up and action.

Actions

| Corporate governance and operational excellence |

2026 targets

Actively promote awareness at sea and in offices for zero tolerance to bribery, facilitation and corruption

Host online and onsite campaigns to promote ABAC awareness

Full compliance with international maritime regulations, as well as international and regional laws

Operational excellence

Operational excellence is fundamental to BW LPG's ability to deliver safe, reliable and efficient shipping and trading services and is closely linked to the company's corporate governance framework. We operate in accordance with high ethical standards and applicable laws and regulations, and expect the same from our business partners. Our Anti-Bribery and Anti-Corruption (ABAC) framework, together with sanctions and export control requirements, is embedded in business processes and operational practices across all jurisdictions, including those with elevated risk exposure.

BW LPG maintains a zero-tolerance approach to fraud and corruption and promotes a culture of integrity, transparency and accountability. Fleet operations are managed through established technical, operational and safety management systems, with performance monitored through defined indicators. Standardised procedures, digital tools and ongoing training support consistent execution, continuous improvement and effective risk management, while lessons learned and regular reviews ensure operational practices remain aligned with regulatory developments and evolving market requirements.

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GOVERNANCE

Strong leadership – for long-term success

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Corporate governance report
Strong leadership – for long-term success

Introduction

BW LPG Limited ("**BW LPG**" or the "**Company**") is a company limited by shares, registered in Singapore. The Company is listed on the Oslo Børs (the Oslo Stock Exchange) and the New York Stock Exchange.

BW LPG is primarily governed by the Companies Act 1967 of Singapore ("**Singapore Companies Act**") and the constitution of the Company ("**Constitution**"). In addition, the Company is required to comply with certain aspects of the Norwegian Securities Trading Act, the Norwegian Accounting Act and the continuing obligations for companies listed on the Oslo Stock Exchange.

This report (the "**Report**") is prepared by the Company pursuant to section 4.4 of the Euronext Oslo Rule book II – Issuer Rules and section

2–9 of the Norwegian Accounting Act. Part 2 of the Report provides an overall overview of the Company's Corporate Governance practices with specific reference to the Norwegian Code of Practice for Corporate Governance (the "**Code**") dated 28 August 2025 issued by the Norwegian Corporate Governance Board. Each individual point of the Code is reviewed and if the Company deviates from the Code, explanations are provided. The Code is available in English at (https://nues.no/eierstyring-og-selskapsledelse-engelsk/). Part 3 of the Report provides a description of the Company's guidelines and policies regarding equality and diversity and their impact during the financial year 2025.

Corporate governance report

Comply or Explain Overview with reference to the Norwegian Code of Practice for Corporate Governance

Section of the Code		Deviations
01	Implementation and reporting on corporate governance	None
02	Business	The Company's objectives are not stated in the Constitution
03	Equity and dividends	The authorisations granted to the Board at the Annual General Meeting in 2025 to increase the share capital or to acquire the company's own shares were not defined to a specific purpose
04	Equal treatment of shareholders	None
05	Shares and negotiability	The Company may decline to register the transfer of any share if the transfer results in the Company being deemed a "Controlled Foreign Company" in Norway
06	General meetings	The Chairman of the Board also acts as the chair of the general meetings
07	Nomination committee	None
08	Board of Directors: composition and independence	None
09	The work of the Board of Directors	One of the two members of the Remuneration Committee is not independent of the Company's largest shareholder
10	Risk management and internal control	None
11	Remuneration of the Board of Directors	None
12	Remuneration of the Executive Personnel	Performance-related remuneration to Executive Personnel is not subject to an absolute limit
13	Information and communications	None
14	Take-overs	None
15	Auditor	None

Table 1: Overview of deviations from the Code

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Strong leadership – for long-term success (continued)



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Section 1: Implementing and reporting on corporate governance

The Board of Directors (the "**Board**") believes that the interests of the Company and its shareholders are best served by the adoption of business policies and practices which are legal, compliant, ethical, and open in relation to all dealings with customers, potential customers and other third parties. These policies are designed to be fair and in accordance with leading market practices on stakeholder relationships and are also sensitive to reasonable expectations of public interest.

The Company's Corporate Governance policy takes into account the Code and as such, includes self-regulatory corporate governance practices. The Company has developed its internal policies and practices, where appropriate, to meet the requirements and recommendations of the Code.

The Corporate Governance of the Company is subject to review by the Board at least annually, and the Company's governance documents are reviewed annually to ensure continued relevance and accuracy.

The Company does not deviate from Section 1 of the Code.

Section 2: Business

Under the Singapore Companies Act, companies are not required to include a clause specifying the company's principal activities and the purposes for which the company was formed in its constitution. Pursuant to common practice for Singapore companies, the Company has not included such provisions in its Constitution as the Company, under the Singapore Companies Act, has full capacity to carry on or undertake any business or activity, do any act or enter into any transaction and, for the foregoing purposes, full rights, powers and privileges. Accordingly, this represents a deviation from Section 2 of the Code.

The Board leads the Company's strategic planning, makes decisions and defines clear objectives, strategies and risk profiles that form the basis for the Company's Executive Management to prepare and carry out investments and structural measures to create value for the shareholders in a sustainable way. During this work, the Board takes into account economic, social and environmental conditions to ensure value creation for a sustainable business. The Company's strategies, objectives, business activities and risk profiles are evaluated at least annually and are described in the annual report on Form 20-F (the "**Form 20-F**"). The Company has implemented corporate values, ethical guidelines and guidelines for corporate social responsibility. These values and guidelines are described in the Company's Code of Ethics, Business Conduct and internal policies.

Section 3: Equity and dividends

The Board regularly evaluates the Company's capital requirements to ensure that the Company has a capital structure which is appropriate for its objectives, strategy and risk profile.

The Board has decided on a dividend policy for the Company to provide a degree of predictability and transparency on the determination of dividend payouts to shareholders. Details on the dividend policy can be found on the Company's website.

In addition to cash dividends, the Company may buy back shares as part of its total distribution of capital to shareholders.

Under the Constitution, no dividend (final or interim) shall be paid to shareholders except out of the profits of the Company.

Furthermore, the Company may by ordinary resolution in general meeting declare final dividends, but no such dividend shall exceed the amount recommended by the Board. The Board may from time to time pay to the shareholders such interim dividends as appear to the Board to be justified by the profits of the Company. Dividend payouts which are approved at the board meetings or general meetings of the Company are made in accordance with the dividend policy.

The Singapore Companies Act provides that notwithstanding anything in the Constitution, the Board may only be authorised to issue new shares or acquire the Company's own shares by the prior approval of the shareholders in a general meeting. The general meeting may grant

the board an authorisation to increase the share capital or to acquire the company's own shares. The general meeting can specify one or several mandates to limit a board authorisation to issue new shares or acquire own shares to a defined purpose. Both such board authorisations will be effective from the date of the general meeting or such date as the general meeting resolve and be valid until the next Annual General Meeting or the latest date the Annual General Meeting is required by law to be held. The authorisations granted to the Board at the Annual General Meeting in 2025 to increase the share capital and to acquire the company's own shares were not defined to a specific purpose. This represents a deviation from Section 3 of the Code.

Section 4: Equal treatment of shareholders

The Company has one class of shares. Each share in the Company carries one vote, and all shares carry equal rights, including the right to participate in general meetings. All shareholders will be treated on an equal basis, unless there is just cause for treating them differently.

Pursuant to Singapore laws and based on the rights of shareholders outlined in the Constitution, the shareholders of the Company do not have pre-emption rights in share issues unless otherwise resolved by the Company.

Any decision to issue shares without pre-emption rights for existing shareholders will be justified in the common interest of the company and the shareholders. In the event that the Company carries out a share issue without

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Corporate governance report
Strong leadership – for long-term success (continued)

pre-emption rights for existing shareholders, then the justification will be publicly disclosed in a stock exchange announcement issued in connection with the share issue. The justification will specifically state how the principle of equal treatment of shareholders is safeguarded.

Any transactions the Company carries out in its own shares will be carried out either through the Oslo and/or New York Stock Exchange in accordance with applicable regulations or with reference to prevailing stock exchange prices if carried out in another way. If there is limited liquidity in the Company's shares, the Company will consider other ways to ensure equal treatment of shareholders.

The Company does not deviate from Section 4 of the Code.

Section 5: Shares and negotiability

In general, the shares in the Company are freely transferable.

However, the Board may decline to register the transfer of any share, where such transfer would, in the opinion of the Board, likely result in 50% or more of the aggregate issued and outstanding share capital of the Company being held or owned directly or indirectly by individuals or legal persons resident for tax purposes in Norway, or alternatively, such shares being effectively connected to a Norwegian business activity, or the Company otherwise being deemed a "Controlled Foreign Company" as such term is defined pursuant to Norwegian tax legislation. The purpose of this provision is to avoid the Company

being deemed a "Controlled Foreign Company" pursuant to Norwegian tax rules. This represents a deviation from Section 5 of the Code.

Section 6: General meetings

The Annual General Meeting of the Company will normally take place on or before 31 May each year. The Company encourages all shareholders to participate in and to vote at general meetings. In order to facilitate shareholder participation, the Board ensures that:

– the resolutions and supporting documentation, if any, will be sufficiently detailed, comprehensive and specific to allow shareholders to understand and form a view on matters that are to be considered at the general meeting;

– the registration deadline, if any, for shareholders to participate at the general meeting will be set as closely to the date of the general meeting as practically possible and permissible under the provision in the Constitution;

– the shareholders will have the opportunity to vote on each individual matter, including on each candidate nominated for election to the Company's Board and Committees (if applicable); and

– the members of the Board, the Chairman of the nomination committee and the auditor (where attendance is regarded as essential) will have the opportunity to participate at the general meeting.

Shareholders who cannot be present at the general meeting will be given the opportunity to vote by proxy or to participate by using electronic means. The Company will in this respect:

– provide information on the procedure for attending by proxy in the notice;

– nominate a person who will be available to vote on behalf of shareholders as their proxy; and

– prepare a proxy form which will, insofar as this is possible, be formulated in such a manner that the shareholder can vote on each item that is to be addressed and vote for each of the candidates that are nominated for election.

Pursuant to the Company's Constitution, the Chairman of the Board shall act as Chairman of the meeting at all general meetings at which such person is present. Notwithstanding the above, the Chairman may appoint a person to act as Chairman of the general meeting. In the absence of the Chairman and a person appointed to act as Chairman of the meeting by the Chairman of the Board, the Chairman of the general meeting shall be appointed or elected by those present at the meeting and entitled to vote. In this respect, the Company deviates from Section 6 of the Code. However, there will be routines to ensure that an independent person is available to chair the general meeting or a particular agenda with regard to any matters related to the Chairman of the Board.

The Company endeavours to publish the minutes of the Annual General Meeting on the Company's website no later than 15 days after the date of the meeting, and a printed version can be made available upon request.

Section 7: Nomination Committee

The Company has a Nomination Committee appointed by the general meeting with a Chairman elected by the general meeting. The Nomination Committee is laid down in the Company's Constitution with guidelines approved at the Annual General Meeting. The Nomination Committee guidelines are made available on the Company website.

The Nomination Committee is responsible for proposing candidates for election to the Board and the Nomination Committee and proposing remuneration to be paid to members of these bodies. As part of its work in proposing candidates for election to the Board and the Nomination Committee, the Nomination Committee is available for contact with shareholders and maintains contact with the Board and the Company's Executive Management. The Nomination Committee will justify its recommendations for each candidate separately and strive to consult with relevant shareholders concerning proposals for appointment of candidates, and will also provide the rationale for each proposed candidate.

The members of the Nomination Committee have been selected to take into account a broad range of shareholder interests. In accordance with the recommendations of the Code, the Nomination Committee is independent and does not include any Executive Management or any member of the Company's Board of Directors.

An up-to-date composition of the Nomination Committee is available on the Company's website. Shareholders who wish to submit

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Corporate governance report
Strong leadership – for long-term success (continued)

proposals for candidates to the Nomination Committee may contact the Nomination Committee through the Company's investor relations contact at investor.relations@bwlpg.com. The proposal should be submitted at least four months before the Company's Annual General Meeting to approve the appointment if so recommended by the Nomination Committee.

The Company does not deviate from Section 7 of the Code.

Section 8: Board of Directors: Composition and independence

The composition of the Board represents a broad cross-section of the Company's shareholders, which ensures that they can meet the Company's need for expertise, capacity, diversity and independence. The Board consists of five members, who continue to work together as a team to exercise proper supervision on the management of the Company. The majority (four of the five members) are independent of the Company's largest shareholder, the Executive Management, and material business connections of the Company. The Board does not include any Executive Management. The general meeting elects the Chairman of the Board.

Members of the Board would be re-evaluated before being considered for re-election annually. The value of continuity will be balanced against the need for renewal and independence. Where a member of the Board has served for a prolonged continuous period, consideration will be given as to whether the individual Board member in

question is still considered independent of the Company's Executive Management.

The information of the Board, the expertise of the Board members, and the members who are considered independent, is available on the Company's website and in the Annual Report.

Members of the Board are welcome to own shares in the Company.

The Company does not deviate from Section 8 of the Code.

Section 9: The work of the Board of Directors

The Board is ultimately responsible for the management of the Company and for supervising its day-to-day management. The duties and tasks of the Board are detailed in the Company's Singapore Constitution. The Board has issued instructions for its own work as well as for the Executive Management with particular emphasis on clear internal allocation of responsibilities and duties. This Report and the instructions issued by the Board are based on the view that all decisions of unusual character or major importance rest with the Board, and the authority given to the CEO and other Executive Management is not considered to be of unusual character or major importance by the Company.

The Company and Board have put in place guidelines on the handling of agreements with related parties which require the Directors and Officers of the Company and Executive Management to notify the Board if they directly or indirectly have a material interest in any

transaction carried out by the Company. Members of the Board of Directors and Executive Management cannot consider items in which they have a special and prominent interest so that such items can be considered in an unbiased and satisfactory way. In cases of transactions between the Company and a shareholder, a shareholder's parent company, Director, Officer or Executive Management of the Company or persons closely related to any such parties, or with another company in the same group, which are not immaterial for either the Company or the close associate involved, the Board will normally obtain a valuation from an independent third party, unless the Board is confident based on other relevant information such as benchmarking studies that it is unnecessary to obtain such valuation to ensure that values are not being transferred from the Company to related parties. Agreements with related parties are given account for in the Company's consolidated financial statements.

In order to conduct its work, the Board each year fixes in advance a number of regularly scheduled meetings for the following calendar year, although additional meetings may be called by the Chairman of the Board. The Directors will normally meet in person but if so allowed by the Chairman, may participate in the meeting by means of electronic communications. Minutes regarding the board meetings are kept by the Company in Singapore.

The Board has established an Audit Committee as a preparatory and advisory committee for the Board, consisting of three members, who are also members of the Board. The members of the Audit Committee are independent. The work and responsibility of the Audit Committee include but

are not limited to overseeing internal controls, risk management, internal audit and external audit activities; assessing the performance of the external auditors; and management of the Company's Environmental, Social and Governance ("**ESG**") material topics.

The Board has also established a Remuneration Committee to ensure thorough and independent preparation of matters relating to compensation paid to the Executive Management. The Remuneration Committee consists of two members, both of which are also members of the Board, and one of the two members is not independent of the Company's largest shareholder.

This represents a deviation from Section 9 of the Code.

The Board has adopted instructions for the Audit Committee and the Remuneration Committee.

The Board carries out an annual self-evaluation of its performance and expertise. The various Board Committees are also reviewed for their effectiveness in executing their responsibilities. This evaluation aims to appraise the Board's performance over the year and serve as a foundation for improving its functions. The Nomination Committee takes into consideration the results of the annual self-evaluation when reviewing the composition of the Board. Details on the various board committees and their respective guidelines adopted at the Company's Annual General Meeting are available on the Company's website.

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Strong leadership – for long-term success (continued)

Section 10: Risk management and internal control

The Board ensures that the Company has sound internal control procedures and systems to manage its exposure to risks related to the conduct of the Company's business, to support the quality of its financial and non-financial reporting, and to ensure compliance with laws and regulations. Such procedures and systems will contribute to securing shareholders' investment and the Company's assets and creating value for stakeholders.

Management and internal control are based on Company-wide policies and internal guidelines in addition to implementation and follow–up of a risk assessment process. The Company's risk management system is central to the Company's internal controls and ensures that the guidelines for integrating considerations related to stakeholders into its creation of value are known and adhered to.

The Board carries out an annual review of the Company's most important areas of exposure to risk and its internal control arrangements. A description of the annual risk review and the risks identified are disclosed in the Annual Report.

An annual audit plan for internal audit work is approved by the Audit Committee. This audit plan includes an audit for internal controls in processes for functions at both group and subsidiary level. The internal auditor is independent from the Executive Management and reports directly to the Audit Committee. The Audit Committee follows up on internal controls and risk management in connection with quarterly reviews of the Group's financial reporting.

The Company is subject to Section 404 of the Sarbanes-Oxley Act ("SOX") in the United States and is committed to maintaining effective internal control over financial reporting ("ICFR"). To support this commitment, the Company has continued its structured program aimed at strengthening its ICFR environment. Key elements of this program include clarifying and reinforcing roles and responsibilities across Management, control owners and the SOX program office; enhancing the overall ICFR framework through documented processes and controls; and providing training and guidance to foster a strong control culture. The Company continues to monitor and enhance its ICFR framework as part of its ongoing governance and compliance efforts. Management's assessment of the effectiveness of the Company's ICFR, including disclosure of any material weaknesses identified, is set out in the Company's Annual Report on Form 20-F for the fiscal year. Further details of the Company's controls and procedures are also described therein.

Section 11: Remuneration of Board of Directors

The shareholders of the Company decide the remuneration of the Board at the Annual General Meeting. The remuneration of the Directors reflects their competence, level of activity, responsibility, use of resources and the complexity of the business activities. The remuneration of the Directors is not linked to the Company's performance, and the Directors do not receive profit-related remuneration, share options or retirement benefits from the Company.

Directors and/or companies with whom Directors are associated shall not normally undertake special tasks for the Company in addition to the Directorship. However, if they do so, the entire Board shall be informed, and the fee will be approved by the Board. Details of normal Directors' fees are disclosed in the minutes of the Annual General Meeting. Any additional remuneration and benefits are disclosed in the Annual Report.

The Company does not deviate from Section 11 of the Code.

Section 12: Remuneration of Executive Management

The Board has established guidelines that set out the main principles applied in determining the salary and other remuneration of the Executive Management. The Guidelines for Executive Remuneration are clear and understandable, and contribute to the Company's business strategy, long-term interests and financial sustainability. Any change in these guidelines will be formally communicated at the Annual General Meeting and updated on the website. Since the Guidelines for Executive Remuneration is not a requirement under Singapore law, the Annual General Meeting has not voted over the guidelines.

The remuneration of the Executive Management is reviewed annually and approved by the Board based on recommendations by the Remuneration Committee. The Remuneration Committee considers the performance of the Executive Management and gathers information from

comparable companies before recommending it to the Board. Such a recommendation aims to ensure convergence of the financial interests of the Executive Management and the shareholders and is made easily understandable.

Performance-related remuneration is awarded in relation to annual performance against pre-determined performance targets, which includes sustainability objectives. The aggregate bonus pool available for payment is determined with close reference to the Company's profitability and shareholder value creation. Performance-related remuneration to Executive Management is not subject to an absolute limit. This represents a deviation from Section 12 of the Code.

Section 13: Information and communications

The Company is committed to providing information in a manner that contributes to establishing and maintaining confidence with important interest groups and stakeholders. The information shall be based upon openness and equal treatment of all shareholders. A precondition for the share value to reflect the underlying values in the Company is that all relevant information is disclosed to the market. Based on this and subject to applicable laws and regulations, the Company will keep the shareholders informed about profit developments, prospects and other relevant factors for their analysis of the Company's position and value. The Company publishes an updated financial calendar with dates for important events such as the Annual General

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Corporate governance report
Strong leadership – for long-term success (continued)

Meeting, publishing of interim reports, public presentations and payment of dividends (if applicable) on the Company's website.

Public investor presentations are arranged in connection with the submission of annual and quarterly results for the Company. The presentations are also available on the Company's website. Furthermore, continuous dialogue is held with, and presentations are given to analysts and investors, ensuring that at all times, existing and prospective investors have symmetrical access to share-price sensitive information.

Shareholders may contact the Company's investor relations contact at investor.relations@bwlpg.com.

The Company does not deviate from Section 13 of the Code.

Section 14: Take-overs

In the event of a take-over process, which shall be decided by the general meeting, the Board will act in accordance with the following principles:

– the Board will ensure that the offer is made to all shareholders, and on the same terms;

– the Board will ensure that the shareholders have sufficient information and time to assess the offer;

– the Board will not undertake any actions intended to give any shareholder or others an unreasonable advantage at the expense of other shareholders or the Company;

– the Board will strive to be completely open about the take-over situation;

– the Board will not attempt to prevent or impede the take-over bid unless this has been decided by the shareholders in a general meeting in accordance with applicable law;

– the Board will not institute measures which have the intention of protecting the personal interests of its members at the expense of the interests of the shareholders; and

– the Board will ensure that the values and interests of all shareholders are safeguarded and that the Company's activities are not unnecessarily interrupted.

If an offer is made for the Company's shares, the Board will issue a statement evaluating the offer and making a recommendation as to whether shareholders should or should not accept the offer. If the Board finds itself unable to give a recommendation to the shareholders on whether to accept the offer, it will explain the reasons for this. The Board's statement on a bid will make it clear whether the views expressed are unanimous, and if this is not the case, it will explain the reasons why specific members of the Board have excluded themselves from the statement.

The Board will consider whether to arrange a valuation from an independent expert. If any Director, or close associates of such Director, or anyone who has recently held a position but has ceased to hold such a position as a Director, is either the bidder or has a particular personal interest in the bid, the Board will arrange an independent valuation. This will also apply if the bidder is a major shareholder. Any such valuation will either be enclosed with the Board's statement, reproduced or referred to in the statement.

The Company does not deviate from Section 14 of the Code.

Section 15: Auditor

The Company's auditor (the "**Auditor**") is appointed by the Annual General Meeting of the Company and is responsible for the audit of the consolidated financial statements of the Company. The Auditor participates in the Audit Committee's review and discussion of the annual accounts and quarterly interim accounts. In these meetings, the Audit Committee is informed of the annual and quarterly accounts and issues of special interest. Further, the Auditor reviews key aspects of the audit, any material changes in the Company's accounting principles, comments on any material estimated accounting figures and reports on all material matters on which there has been disagreement between the Auditor and the Executive Management of the Company.

The Board and the Audit Committee will at least once a year review the Company's internal control procedures relating to its financial reporting process, including weaknesses identified by the Auditor and proposals for improvement, together with the Auditor.

The Board holds a meeting with the Auditor at least once a year at which no representative of the Executive Management is present. The Audit Committee has adopted guidelines governing Executive Management's use of the Auditor for nonaudit services, including permitted services, preapproval procedures, and monitoring of nonaudit fees. The Auditor confirms their independence in writing to the Audit Committee annually.

The Company does not deviate from Section 15 of the Code.

< **53** >



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Corporate governance report
Strong leadership – for long-term success (continued)

Guidelines and policies regarding equality and diversity

The Company's guidelines and policies regarding equality and diversity are set out in its Diversity, Inclusion & Non-Discrimination and Anti-Harassment Policy, which applies to all employees of the Group, including the Executive Management, the Board and Committees. Details on the diversity policy can be found on the Company's website.

The objectives of the diversity policy are to ensure equality without discrimination or any form of harassment based on race, colour, religion, sex, sexual orientation, age, disability, marital status, national origin or any other characteristic protected by law. The diversity policy has been implemented towards employees and other stakeholders as a part of the Company's training programmes. Violation of the diversity policy may lead to disciplinary action, up to and including dismissal, for all employees, including Executive Management.

In the first half of the financial year 2025, one Executive Management Team member stepped down reducing the Company's Executive Management Team to five individuals, with a diversity split of 40% female and 60% male, representing two different nationalities. The Company aims to retain its Executive Management going forward to ensure continuity of expertise and the Company's long-term success and growth.

During the financial year 2025, one Director stepped down at the Annual General Meeting in May. Prior to the change, the Board comprised six Directors (approximately 33% female and 67% male). Following the AGM and as of year end 2025, the Board comprised five Directors, with a diversity split of 40% female and 60% male. The Board is elected annually by the shareholders at the Annual General Meeting. The Company aims to maintain an experienced, effective and diverse Board, and the current members may be evaluated for re election in 2026.

In 2025, the Company's Nomination Committee comprised three members (two female and one male) and is responsible for recommending candidates for the Board and the Nomination Committee. In addition, to ensure the availability of suitable expertise, the Nomination Committee is requested to pay attention to factors such as the balance of age and gender pursuant to the guidelines for the Nomination Committee adopted at the Annual General Meeting on 15 May 2023. In addition, the Company aims to provide a workplace that is inclusive, safe and respectful of the diverse backgrounds and talents for its workforce. For the financial year 2024, the Company had zero cases of discrimination and harassment and a shore employee diversity consisting of 41% female and 59% male representing 21 different nationalities. The Company has through the financial year 2025 continued with the measures made to implement the diversity policy, which resulted in a shore employee diversity consisting of 43% female and 57% male representing 21 different nationalities.



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Risk management
A disciplined approach to navigating risk

Risk management is fundamental to our decision-making. It determines how we plan for and react to risks related to our corporate strategy, material topics, preventable incidents from operations and unexpected events. We follow a six-part process to inform our risk management strategy.

01 Identification: Risks are identified during operations and added to our risk universe



Boundary

Strategic and external
Risks associated with global markets and economy, geopolitical stability, climate, decarbonisation, cyber and data security.

Regulatory compliance
Risks associated with i) ethical behaviour of employees and third parties; ii) security of sensitive information; and iii) laws and regulations, including climate-related regulations, sanctions and anti-bribery laws.

Commercial and operational
Risks related to events occurring during planning and execution of business operations. This includes but is not limited to cargo and asset loss or damage, counterparty default, crew injury or environmental damage.

Financial
Risks relating to volatility of financial markets, including increase in interest rates, financial stress, counterparty risks and tax exposure.

Management

Strategic and external
Addressed by business strategies managed through company's annual strategy review.

Regulatory compliance
Regular monitoring and mandatory awareness training, compliance reviews, legal due diligence and internal audits.

Commercial and operational
Control measures are incorporated in operations and insurance planning, with ongoing monitoring during execution.

Financial
Hedging exposures with financial instruments such as forex forward contracts, freight derivatives, interest rate and bunker swaps.

Responsibility

Strategic and external
The Executive Management reviews assessment of risks to ensure that the intended and actual business direction are reflected in corporate strategic planning, which is presented and endorsed by the Board of Directors.

Regulatory compliance
Internal audit and compliance teams assess and update a quarterly compliance and internal audit report for presentation to the Audit Committee.

Commercial and operational
Incidents and near misses are reviewed by business units and management to ensure that root causes are comprehensively analysed. Suitable corrective actions are planned and implemented.

Financial
The Executive Management actively manages risks with guidance and input from the Board of Directors.

02 Assessment: Risks are assessed to understand probability of occurrence and business impact

Each year, a comprehensive risk assessment exercise looks at key risks that could impact our strategic objectives. These risks are assessed based on their potential financial impact, likelihood of occurrence, and the effectiveness of controls in place to mitigate them.

03 Recording: Risks are documented, prioritised and assigned to impacted departments

The findings are used to identify the top risks for the Company, which are analysed with the Executive Management. Some will have a direct or indirect correlation with our significant ESG (Environmental, Social, and Governance) topics.

04 Mitigation: Mitigation plans are prepared, translated into strategic priorities and implemented

The adequacy of current mitigating actions are evaluated by the various business units. Gaps that are identified are closed by improving measures or implementing new measures.

05 Monitoring: Risks are monitored in the course of business and operations

On top of this annual process, risks are regularly identified via sharing of best practices on our internal communications platforms for crew and employees.

06 Reporting: A review of risks takes place, reporting to the Board of Directors

The results of the assessment are presented to the Board as a component of the annual strategy development process. The Group's risk profile is reviewed, and guidance is provided on mitigation plans to ensure sufficiency of risk management actions and controls.

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2025 top five risks
Risks with the greatest potential impact on our business and operations

Category	Risk area	Climate-related considerations	Key mitigating strategies
Market and country 	– Risks arising from continued geopolitical tensions impact trade flows and supply chains – Downward impact on vessels' valuations, coupled with longer periods of depressed freight rates may cause liquidity issues as LTV buffer gets breached	– Geopolitical tensions and climate-related policy developments may disrupt trade flows and supply chains, affecting LPG demand and fleet utilisation – Prolonged freight market weakness, combined with transition risks, may put downward pressure on vessel valuations	– Continuously monitor global macroeconomic, geopolitical and trade developments to anticipate shifts in freight markets and trade flows – Engage industry networks, regulators and partners to monitor emerging regional risks and maintain situational awareness – Maintain robust balance sheet and prepare for stressed liquidity scenarios – Conduct regular asset valuation assessments and maintain prudent leverage levels to preserve liquidity and covenant headroom

Category	Risk area	Climate-related considerations	Key mitigating strategies
Voyage costs overrun	– Inflationary pressures, higher project and maintenance costs, and continued increases in voyage-related expenses (fuel, port and canal fees, and regulatory compliance charges) impacting cost efficiency and overall profitability, if not proactively managed	– Climate-related regulations, carbon pricing, and inflationary pressures may increase fuel, port, canal and compliance costs, affecting operating margins – Decarbonisation-related investments and maintenance requirements may drive higher CAPEX and project execution risk	– Maintain disciplined capital allocation and rigorous project cost control frameworks, including stage-gate approvals and cost benchmarking – Conduct periodic supplier and yard performance reviews to secure competitive terms and improve delivery certainty – Optimise voyage planning and routing using digital tools and weather routing systems to minimise fuel consumption and delays – Actively monitor and hedge fuel exposure where appropriate to reduce volatility impact – Strengthen operational controls on voyage execution, including bunker management and performance benchmarking

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2025 top five risks
Risks with the greatest potential impact on our business and operations (continued)

Category	Risk area	Climate-related considerations	Key mitigating strategies
Qualified crew	– Growing industry demand, evolving vessel technology and increasing regulatory and safety requirements may intensify competition for skilled and experienced seafarers, creating potential resource gaps and operational execution risks if talent attraction, training and retention are not adequately maintained	– The energy transition, evolving vessel technologies and tightening safety and environmental regulations may intensify competition for skilled seafarers – Increased training and competency requirements may raise crewing costs and create resource constraints – Crew availability and capability gaps could affect operational reliability and regulatory compliance	– Maintain competitive crew compensation and retention strategies, supported by career-development pathways – Strengthen talent acquisition pipelines and partnerships with maritime academies and training institutions – Leverage digital learning platforms to support continuous competence development and safety culture reinforcement – Monitor crew wellbeing and engagement programmes to support retention and safe operations

Category	Risk area	Climate-related considerations	Key mitigating strategies
Cybersecurity	– Increasing digitalisation across fleet and shore systems, coupled with rising cyber-threat sophistication, may heighten the risk of system downtime, data breaches, operational disruption and financial or reputational loss if cybersecurity controls and resilience measures are not continually strengthened	– Extreme weather events may disrupt power supply, network connectivity and physical security at data centres and critical IT infrastructure, increasing exposure to cyber incidents	– Strengthen cybersecurity architecture, including continuous monitoring, threat detection and response capabilities – Enhance crew and employee cyber-awareness through periodic training and simulated phishing exercises – Maintain incident response and disaster recovery plans, with periodic drills and response validation – Ensure vendor cybersecurity review and compliance for critical technology partners and service providers
Decarbonisation	– Evolving regulatory requirements, emerging low-carbon technologies and stakeholder expectations on climate performance may create compliance, capital allocation and operational risks if decarbonisation pathways, technology adoption and transition planning are not effectively managed and executed	– Evolving climate regulations, carbon pricing and stakeholder expectations may increase compliance complexity and cost exposure – Uncertainty around low-carbon technologies and fuel availability may affect fleet investment, retrofit decisions and asset values – Ineffective transition planning could impact competitiveness, capital allocation efficiency and long-term operational resilience	– Maintain structured decarbonisation roadmap aligned with IMO, industry and investor expectations – Monitor and evaluate emerging low-carbon fuel pathways, technologies and regulatory developments – Engage key suppliers and counterparties on ESG expectations and emissions-related performance

For a comprehensive list of risk factors, please refer to our Form 20-F.

< **57** >

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Leadership
Strong governance enabling long-term value creation

BW LPG's approach to Environmental, Social and Governance (ESG) is firmly anchored in the company's overall corporate governance framework, enabling responsible decision-making and supporting long-term value creation for stakeholders.

ESG oversight is exercised across multiple governance levels. The Audit Committee monitors the development and implementation of the company's ESG strategy, assessing the effectiveness and impact of key initiatives. Executive Management is accountable for driving our sustainability programmes and embedding ESG considerations into strategic and operational decisions. The Board of Directors retains ultimate responsibility, providing oversight and approval of priorities and actions related to the material topics defined in our sustainability strategy.

Our ESG approach is guided by recognised industry standards and BW LPG's corporate policies. These frameworks continue to shape our operations and decision-making, applying across our workforce, contractors and operating assets as we advance our sustainability ambitions.



| Nomination Committee | Board of Directors[1] Main responsible body | Remuneration Committee |

Audit Committee[2] Assess and monitor

Executive Management[3]

BW LPG All Functions[4] Central ESG leadership with cross-functional input

| Environment | Social | Governance |

Material topics
– Emissions and energy
– Waste management
– Water management

Material topics
– Health and safety
– Our people

Material topics
– Corporate governance
– Operational excellence

1. Oversees and approves strategies, risks, initiatives and reporting

2. Monitors strategy and reviews ESG material topics and initiatives at least annually

3. Oversight of strategic priorities, trends, regulations and identified risks to mitigate and secure opportunities that support our ESG priorities

4. Develops and executes ESG strategy, providing periodic progress reports to management on ESG material topics



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Leadership
Board of Directors



Andreas Sohmen-Pao
Non-executive director

Chairman

Appointed: 2013
Board attendance: 100%

Andreas is a respected international industry leader in the maritime and energy sectors. He serves as Chairman of BW Group and its listed affiliates, including BW Offshore, Hafnia, BW Energy and Cadeler. He is also Chairman of the Global Centre for Maritime Decarbonisation and a trustee of the Lloyd's Register Foundation. Core competencies include corporate governance, strategic development and sustainability.

Committee
Remuneration Committee Chair



Luc Gillet
Non-executive director

Independent

Appointed: 2023
Board attendance: 100%

Luc is an industry expert with over 30 years' experience in the shipping industry. He has held senior roles at Bureau Veritas and TotalEnergies. He has also led industry organisations like SIGTTO and OCIMF. Currently, he serves as an independent director at Orion Global Transport France, focusing on LNG vessel operations, and at Gaztransport & Technigaz, an engineering company in containment systems for transport and storage of LNG. His expertise spans strategic shipping operations, fleet management, risk assessment and business development within the maritime sector.

Committee
Remuneration Committee Member



Anne Grethe Dalane
Non-executive director

Independent

Appointed: 2013
Board attendance: 100%

Anne is a veteran executive with over 40 years of experience in business and finance. She has held senior leadership roles at Yara International and Norsk Hydro, specialising in human resources, corporate strategy and finance. Her expertise includes corporate governance, risk management and organisational development. During her long and varied career, she has served on numerous boards, helping to drive business growth and transformation.

Committee
Audit Committee Chair



Sonali Chandmal
Non-executive director

Independent

Appointed: 2020
Board attendance: 100%

Sonali is a highly experienced executive with expertise in management consulting, investment banking and corporate governance. She has held leadership roles at Bain & Company and serves on the boards of Ackermans & Van Haaren SA/NV, Medicover AB, Ageas Portugal Holding SGPS S.A. and Ageas SA/NV. Her competencies include strategic development, sustainability, financial management and private equity advisory.

Committee
Audit Committee Member



Sanjiv Misra
Non-executive director

Independent

Appointed: 2024
Board attendance: 100%

Sanjiv is an experienced leader with expertise in investment banking and corporate governance. With leadership experience at Citigroup and Goldman Sachs, he specialises in corporate strategy, financial management and principal investing. He currently serves as Chairman of Clifford Capital Holdings and Chairman, Asia Pacific Advisory Board at Apollo Global Management, and is a member of the BW Group Supervisory Board. Competencies include risk management, strategic advisory and investment strategies.

Committee
Audit Committee Member

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Leadership
Executive Management



Kristian Sørensen
Chief Executive Officer & Head of Commercial

Kristian has more than 25 years' experience in the LPG shipping industry. During his long and varied career, he has held senior roles at a range of leading maritime companies including as CEO of Fearnleys shipbrokers and Avance Gas, where he honed his expertise in strategic leadership and commercial and operational management. As CEO of BW LPG, he is responsible for steering the company's strategic direction, overseeing its global operations and driving growth in the LPG shipping industry.

Education
Norwegian School of Economics and Royal Norwegian Junior Naval Academy



Samantha Xu
Chief Financial Officer

Samantha is a finance executive with over 20 years of experience in the shipping and energy sectors. During her wide-ranging career, she has held senior positions across Asia, Europe and the Middle East at leading companies including A.P. Moller–Maersk, Odfjell, J. Lauritzen and Royal Vopak, where she was Finance Director prior to joining BW LPG. She brings a wealth of expertise in financial and risk management, project management, board governance and mergers and acquisitions.

Education
University of Liverpool, INSEAD, Singapore Institute of Directors



Prodyut Banerjee
Chief Operations Officer

Prodyut is a maritime professional with over 18 years of experience in global fleet operations. He began his career at sea on tanker vessels before moving ashore to roles of increasing responsibility with ExxonMobil. Since joining the BW Group in 2005, he has spent two decades in a range of leadership positions across marine and commercial operations. Prodyut's core strength lies in delivering customer-centric commercial operations. He brings a pragmatic, operationally grounded approach to decision-making, bridging commercial objectives with technical and safety excellence.

Education
National University of Singapore NUS Business School



Knut–Helge Knutsen
Chief Technical Officer

Knut–Helge is a seasoned maritime professional with 30+ years in the shipping industry. Prior to joining BW LPG in 2013, he held a range of senior international operational roles at Veritas Petroleum Services and DNV. Knut–Helge's core competencies include technical management, fleet operations and safety compliance. As Chief Technical Officer at BW LPG, he oversees technical operations and the safe and efficient management of the fleet.

Education
Norwegian University of Science and Technology, IMD Business School



Leona Leo
Chief People Officer

Leona is a seasoned human resources professional with 18+ years in the oil and energy industry. During her wide and varied career, she has worked in a range of international HR leadership positions at blue chip companies including Chevron and Shell. Leona's core competencies include organisational change management, talent development and strategic human resources planning. As Chief People Officer at BW LPG, she is responsible for overseeing the company's HR strategies and high-performance culture.

Education
Nanyang Technological University



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Remuneration report

The remuneration framework is designed to attract, motivate and retain high-calibre members of the Board and Executive Management. It reflects the Company's belief that long-term success and sustainable growth are driven by strong leadership and effective performance.

The overall objective of the remuneration structure is to align the interests of the Board and Executive Management with those of shareholders, while supporting the successful execution of the Company's strategy. Remuneration outcomes are linked to performance and are intended to promote accountability, long-term decision-making and a focus on sustainable value creation.

Through this approach, the Company seeks to foster a strong, performance-driven culture that supports the achievement of strategic objectives and delivers long-term shareholder value.

Remuneration of the Board of Directors

The members of the Board of Directors are remunerated for their role and responsibilities on the board. The remuneration of the Directors is not linked to the Company's performance and the Directors do not receive profit-related remuneration, share options or retirement benefits from the Company. The fees are reviewed each year and approved at the Annual General Meeting.

The Board of Directors' roles and remuneration in 2025 are set out below:



Andreas Sohmen-Pao

Remuneration Committee Chair
Board Chairman

US$110,000



Anne Grethe Dalane

Audit Committee Chair
Board Member

US$105,000



Sonali Chandmal

Audit Committee Member
Board Member

US$100,000



Luc Gillet

Remuneration Committee Member
Board Member

US$95,000



Sanjiv Misra

Audit Committee Member
Board Member

US$100,000

< **61** >

Remuneration report (continued)



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Remuneration of the Senior Management

The remuneration for Senior Management is determined in accordance with the Guidelines on Executive Remuneration which are set out by the Board and communicated at the Annual General Meeting. Remuneration of the Senior Management is reviewed annually and approved by the Board based on recommendations by the Remuneration Committee.

CEO	2025 US$'000	2024 US$'000
Fixed remuneration		
– Base salary and allowances	699	588
– Pension contribution	22	20
Variable remuneration		
– Annual performance bonus	798	537
Total remuneration received	1,519	1,145

Rest of Executive Management (excluding CEO)	2025 US$'000	2024 US$'000
Fixed remuneration		
– Base salary and allowances	1,456	1,432
– Pension contribution	75	53
Variable remuneration		
– Annual performance bonus	822	943
Total remuneration	2,352	2,428

The above remuneration does not include the long–term incentive share–based compensation. Please refer to Section 2b of this remuneration report.

1. Fixed remuneration

a) Base salaries and allowances

Base salaries are designed to compensate employees for the roles and responsibilities that they undertake, and the required competencies. Base salaries are normally reviewed once a year. Fixed allowances designed to cover housing and transportation costs are paid to eligible members of the Executive Management.

b) Pension contribution

Pension contributions commensurate with local practice and laws in the location of employment on standard terms. No additional pension contributions are provided.

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Remuneration report (continued)

 

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2. Variable remuneration

a) Annual performance bonus

Performance targets for Senior Management are determined and reviewed by the Remuneration Committee in consultation with the full Board of Directors. Performance targets include both financial and non-financial KPIs which are aligned with the Company's strategic objectives and approved by the Board of Directors.

The 2025 Company strategic objectives and KPIs are as follows:

Targets	Weightage	KPIs	Rationale
Financial performance	50%	TCE (US$/day)	Part of our strategy to secure long-term value for our stakeholder involves making significant investments to maximise returns on our current assets and to enable savings. Achieving this requires successful execution of our commercial and finance strategy.
		ROCE	
		G&A	
Strategy	20%	Strategic milestones	Achieving SOX compliance will strengthen our governance and financial control environment, while maintaining optimal coverage of fleet capacity helps balance earnings stability with exposure to market upside. Optimising our trading corporate structure supports an efficient, agile organisation that enables sustainable, profitable operations and long-term value creation.
Fleet performance	20%	Vessel OPEX	We continuously strive for operational excellence and an energy-efficient fleet as we transition and prepare for our next-generation VLGCs. Compliance with long-term emissions regulations must be business-sustainable as we optimise our vessel performance in a safe manner.
		Speed and consumption	
		LTIF and TRCF	
Sustainability	10%	Strategy	Sustainability is incorporated into our corporate strategy. We must engage in sustainable initiatives by assessing both the internal and external ESG priorities, concerns and drivers of multiple stakeholders; identify where critical risk areas and opportunities require attention; and ascertain industry position and alignment within broader market frameworks.
		ESG ratings	

b) Long-term incentive plan (LTIP)

The Board of Directors has established an equity-settled, share-based compensation plan for the Executive Management and other key leading employees. The purpose of the LTIP is to attract and retain a strong team, and to align the interests of the team with the shareholders.

The Executive Management is entitled to share options, awarded each year in connection with the publication of the quarterly report for Q4 of the preceding year. The strike price for the options shall be equal to the sum of (i) the volume weighted average share price quoted on the Oslo Stock Exchange in the first five trading days following the announcement of such quarterly report (VWAP), and (ii) 16% of the VWAP.

The options will have a vesting period of three years from being awarded and may then be exercised in a period of three additional years.

The options are non-tradable and conditional upon the option holder being employed by the Company or its subsidiaries and not having resigned or having been terminated for cause prior to the vesting date.

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Remuneration report (continued)

As of 31 December 2025, the number of options granted to the Executive Management pursuant to the share-based compensation plans and not yet exercised is set out in the following table:

Executive Management	Award date	Vesting date	No. of share options awarded	No. of shares held
Kristian Sørensen	27.02.2025	01.03.2028	220,647	7,000
	29.02.2024	01.03.2027	220,647	
	28.02.2023	28.02.2026	120,647	
	01.10.2023	28.02.2026	100,000	
Samantha Xu	27.02.2025	01.03.2028	85,000	2,000
	29.02.2024	01.03.2027	85,000	
Prodyut Banerjee	27.02.2025	01.03.2028	50,812	–
	29.02.2024	01.03.2027	50,812	
	28.02.2023	28.02.2026	50,812	
Knut-Helge Knutsen	27.02.2025	01.03.2028	50,812	–
	29.02.2024	01.03.2027	50,812	
	28.02.2023	28.02.2026	50,812	
Leona Leo	27.02.2025	01.03.2028	50,812	–

Grants made under the LTIP are subject to the Company's policy concerning recovery of erroneously awarded compensation (Clawback Policy). In addition, the Company may request for a recoupment of the full amount awarded or paid if, within two years from the grant or payment date of such incentive, the option holder is found to have engaged in fraudulent, intentional or gross negligent misconduct.

No grants have been reclaimed for the financial year 2025.

3. Other benefits

The Executive Management are offered customary employee benefits such as mobile phone, internet, parking, medical and business travel insurance. These benefits are not significant in relation to their remuneration.

The Executive Management are also protected by Directors' and Officers' insurance in relation to their roles and their service on the subsidiary boards of the BW LPG Group.

4. Termination

Members of the Executive Management are employed on individual contracts which are generally entered into on an indefinite term with a mutual right of termination. There are no enhanced termination payment provisions except for payments that are required to be paid in accordance with local laws and regulations. Severance payments will deviate by position on a case-by-case basis.

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APPENDIX

Further information

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ESG metrics
Environmental data

	2025	2024	2023	2019	Units
GHG emissions (Scope 1–3 emissions)					
Total GHG emissions	17,289.8	1,313.1	1,271.4	1,394.7	CO_2e Tonnes ('000)
GHG emissions (Scope 1 emissions)					
Total Scope 1	1,276.7	1,313.1	1,271.4	1,394.7	CO_2e Tonnes ('000)
Total carbon dioxide (CO_2) emitted	1,256.2	1,291.9	1,250.8	1,372.4	CO_2e Tonnes ('000)
Total methane (CH4)	0.6	0.6	0.6	0.7	CO_2e Tonnes ('000)
Total nitrous oxide (N_2O)	19.9	20.6	20.0	21.6	CO_2e Tonnes ('000)
GHG emissions (Scope 2 emissions)					
Total carbon dioxide (CO_2) emitted	0.03	0.04	0.04	0.04	CO_2e Tonnes ('000)
GHG emissions (Scope 3 emissions)					
Total Scope 3	16,013.0	NA	NA	NA	CO_2e Tonnes ('000)
Category 3 (fuel and energy–related activities)	217.7	NA	NA	NA	CO_2e Tonnes ('000)
Category 6 (business travel)	3.6	NA	NA	NA	CO_2e Tonnes ('000)
Category 8 (upstream leased assets)	450.8	NA	NA	NA	CO_2e Tonnes ('000)
Category 11 (use of sold products)	15,340.9	NA	NA	NA	CO_2e Tonnes ('000)
Other emissions					
Total nitrogen oxide (NO_x)	34.6	35.1	33.7	38.1	Tonnes ('000)
Total sulphur oxide (SO_x)	10.6	6.4	6.3	12.1	Tonnes ('000)
Total particulate matter (PM10)	1.9	1.9	1.8	2.6	Tonnes ('000)
Carbon intensity metrics					
Energy Efficiency Design Index (EEDI)	5.39	5.39	5.39	5.39	gCO_2/(Tonne.nm)
Energy Efficiency Operation Index (EEOI)	9.93	10.20	11.94	44.23	gCO_2/(Tonne.nm)
Annual Efficiency Ratio (AER)	6.70	6.71	6.66	7.44	gCO_2/(Tonne.nm)
Carbon Intensity Index (CII)	6.70	6.71	6.66	7.44	gCO_2/(Tonne.nm)

	2025	2024	2023	2019	Units
Energy					
High sulphur fuel oil (HSFO)	110.6	111.7	112.6	417.9	Tonnes ('000)
Very low sulphur fuel oil (VLSFO)	196.2	158.4	145.8	12.2	Tonnes ('000)
Low sulphur marine gas oil (LSMGO)	26.1	14.4	14.2	14.8	Tonnes ('000)
Liquified petroleum gas (LPG)	64.6	123.2	124.3	0.0	Tonnes ('000)
Percentage (%) heavy fuel oil (HFO)	77.2%	66.2%	65.1%	96.7%	Percentage (%)
Energy consumption					
Energy consumption for vessels	16,038.6	16,706.6	16,342.5	17,643.0	Terajoules
Non-renewable fuel consumption	16,038.6	16,706.6	16,342.5	17,643.0	Terajoules
Total office energy consumption	0.5	0.5	0.4	0.4	Terajoules
Spills					
Number of spills	0	0	0	0	Number
Aggregated volume	0.0	0.0	0.0	0.0	m3
Waste landed onshore					
Waste landed onshore	1,662.1	1,002.7	992.5	1,188.5	m3
Percentage of fleet implementing ballast water					
(1) Exchange	100%	100%	100%	100%	Percentage (%)
(2) Treatment	65%	65%	65%	65%	Percentage (%)
Activity metrics					
Number of vessels	54	55	47	42	Number
Total distance travelled by vessels	3,484.8	3,580.3	3,470.8	3,434.5	Nautical miles ('000)
Available days	13,647	14,156	13,410	7,241	Days
Deadweight tonnage	2,144	2,144	2,144	2,144	Deadweight tonnes ('000)
Number of vessel port calls	902	1,063	1,089	871	Number



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ESG metrics
Social data

	2025	2024	2023	Units
Crew				
Number of fatalities as a result of work–related injury	0	0	0	Number
Lost–Time Injury (LTI)	6	3	1	Number
Total Recordable Case (TRC)	11	3	1	Case
Number of hours worked	8,309	5,882	6,218	Hours ('000)
Rate of fatalities as a result of work–related injuries	0%	0%	0%	Percentage (%)
Lost–Time Injury Frequency (LTIF)	0.7	0.5	0.2	Frequency
Total Recordable Case Frequency (TRCF)	1.2	0.5	0.2	Frequency
Onshore staff				
Number of fatalities as a result of work–related injury	0	0	0	Number
Number of high–consequence work–related injuries (excluding fatalities)	0	0	0	Number
Number of recordable work–related injuries	1	0	0	Number
Rate of fatalities as a result of work–related injuries	0.0	0.0	0.0	Frequency
Rate of high–consequence work–related injury	0.0	0.0	0.0	Frequency
Rate of recordable work–related injury	0.8	0.0	0.0	Frequency
Accident and safety management				
Marine Casualties				
Number of marine casualties	0	0	0	Number
Percentage classified as very serious	0%	0%	0%	Percentage (%)
Number of Port State Control				
(1) Deficiencies	0.6	0.4	0.5	Number
(2) Detentions	0	0	0	Number
Training				
Crew				
Total training hours	16,435	11,560	14,157	Hours
Average training hours	12	9	10	Hours

	2025	2024	2023	Units
Onshore staff				
Total training hours	1,313	1,529	142	Hours
Average training hours	10	13	1	Hour
Staff				
Crew				
Total	**1,318**	**1,310**	**1,444**	**Number**
Male	1,278	1,289	1,419	Number
Female	40	21	25	Number
Onshore staff				
Total	**126**	**119**	**101**	**Number**
Male	72	70	59	Number
Female	54	49	42	Number
< 30 years old	8%	8%	10%	Percentage (%)
30 – 50 years old	68%	68%	67%	Percentage (%)
> 50 years old	24%	24%	23%	Percentage (%)
Temporary staff				
Onshore staff				
Total	**0**	**0**	**1**	**Number**
Male	0	0	1	Number
Female	0	0	0	Number
Employee diversity (onshore)				
Senior–level employees				
Total number of employees	**8**	**11**	**17**	**Number**
Male	75%	82%	77%	Percentage (%)
Female	25%	18%	24%	Percentage (%)
Mid–level employees				
Total number of employees	**101**	**92**	**53**	**Number**
Male	63%	64%	69%	Percentage (%)
Female	37%	36%	32%	Percentage (%)
Entry–level employees				
Total number of employees	**17**	**16**	**32**	**Number**
Male	12%	19%	32%	Percentage (%)
Female	88%	81%	66%	Percentage (%)

< **67** >



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ESG metrics
Governance data

Board diversity	2025	2024	2023	Units
Male				
Number of individuals	3	4	3	Number
Percentage of individuals within the organisation's governance bodies	60%	67%	60%	Percentage (%)
Female				
Number of individuals	2	2	2	Number
Percentage of individuals within the organisation's governance bodies	40%	33%	40%	Percentage (%)
Supply chain				
Supply chain spending				
Europe	73%	62%	62%	Percentage (%)
Far East Asia	18%	14%	25%	Percentage (%)
North America	2%	1%	2%	Percentage (%)
Middle East	0%	0%	0%	Percentage (%)
Others	7%	23%	11%	Percentage (%)
Other vendors				
Total	**322**	**284**	**293**	**Number**
Europe	152	136	140	Number
Far East Asia	69	61	56	Number
North America	22	27	31	Number
Middle East	8	4	4	Number
Others	71	56	62	Number

Anti-corruption risks and incidents	2025	2024	2023	Units
Africa				
Total number of port calls	66	25	23	Number
Total port calls assessed for corruption-related risks	100%	100%	100%	Percentage (%)
Asia (including India and China)				
Total number of port calls	453	580	351	Number
Total port calls assessed for corruption-related risks	100%	100%	100%	Percentage (%)
South America				
Total number of port calls	94	147	100	Number
Total port calls assessed for corruption-related risks	100%	100%	100%	Percentage (%)
Corruption index				
Number of calls at ports in countries that have the 20 lowest rankings in Transparency International's Corruption Perception Index	0	0	0	Number
Corruption				
Total amount of monetary losses as a result of legal proceedings associated with bribery or corruption	0.00	0.00	0.00	US$'000
Bribery and corruption cases subject to legal proceedings or under investigation by governmental authorities	0	0	0	Number
Economic performance and contributions				
Total revenue	3,582,139	3,563,747	2,947,340	US$'000
Total expenses	3,027,843	2,951,561	2,246,426	US$'000
Staff compensation	42,880	43,902	27,541	US$'000
Manning cost	66,388	45,350	42,883	US$'000
Other expenses	2,918,575	2,862,309	2,176,002	US$'000
Political contributions	0	0	0	US$'000

< **68** >



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ESG metrics comments
Environment data comments

Emissions	
GHG reporting methodology restatement	Beginning in FY2025, BW LPG has updated its GHG consolidation boundary from a joint control methodology to a financial control methodology, in line with the GHG Protocol. This approach more accurately reflects our role as vessel owners and our long-term investments in fleet decarbonisation. Accordingly, all previously reported emissions figures — including the 2019 baseline year — have been restated to ensure full consistency and comparability under the new boundary.
GHG Scope 1 emissions	Emissions generated directly from 39 vessels under BW LPG's financial control — including owned vessels, sale-and-leaseback (SLB) vessels, and BW LPG India vessels — calculated using fuel consumption data and emission factors from IMO's 4th GHG Study.
GHG Scope 2 emissions	Indirect emissions from purchased electricity used in our Singapore, Norway and Spain offices, reported using the GHG Protocol's location-based methodology and the latest national grid emission factors.
Category 3 (fuel and energy-related activities)	Emissions associated with the production, processing and transportation of fuels consumed by our vessels. These emissions occur upstream in the value chain and are not included in our Scope 1 reporting.
Category 6 (business travel)	Emissions arising from air travel undertaken for business purposes, with emissions data provided by our booking agents.
Category 8 (upstream leased assets)	Emissions from vessels chartered-in under time charter (TC-in) arrangements, where BW LPG has operational control but does not own the vessels. This category covers commercial TC-in vessels only.
Category 11 (use of sold products)	Emissions resulting from the downstream use of LPG sold by BW LPG. This category includes only LPG volumes that are owned and traded by BW Product Services, reflecting emissions generated when these products are used by end customers.
Nitrogen Oxide (NO_x)	Emissions directly produced from vessels under BW LPG's financial control, calculated using fuel consumption data and emission factors recommended in IMO's 4th GHG Study.
Sulphur Oxide (SO_x)	Emissions directly resulting from vessels under BW LPG's financial control, calculated using fuel oil consumption and recorded sulphur content by fuel type, with emission factors derived from vessel performance data and IMO's 4th GHG Study.
Particulate Matter (PM10)	Emissions directly generated from vessels under BW LPG's financial control, calculated using conversion factors from IMO's 4th GHG Study, the US EPA, and the European Environment Agency's air pollutant emission inventory guidebook (2019), with reference to ENTEC (2007).

Carbon intensities	
Energy Efficiency Design Index (EEDI)	The average EEDI reflects the design energy efficiency of ships based on IMO requirements to promote the use of energy-efficient equipment and engines. This disclosure aligns with the SASB Marine Transportation standard (TR-MT-110a.4).
Energy Efficiency Operational Index (EEOI)	EEOI approximates cargo carried using the vessel's designed deadweight capacity and assumes vessels are always carrying cargo. It is calculated by dividing total CO_2 emissions by the product of cargo tonnage and distance travelled.
Annual Efficiency Ratio (AER)	AER estimates cargo carried using the vessel's designed deadweight capacity and assumes continuous cargo operations. It is calculated by dividing total CO_2 emissions by the product of designed deadweight tonnage and distance travelled.
Carbon Intensity Index (CII)	CII measures the carbon intensity of vessel operations, expressed as grams of CO_2 per tonne-nautical mile, and indicates annual performance against IMO rating thresholds.

Energy	
Fleet fuel consumption	Total fuel oil consumed across the fleet, measured in tonnes, covering all fuel types used, including HSFO, VLSFO, LSMGO, and LPG.
Fleet energy consumption	Total energy used by the fleet, derived from bunker fuel consumption across main engines, auxiliary engines, boilers and tank conditioning. Calculations follow guidance from third-party bunker management providers and IMO MEPC 70/18/Add.1 Annex 9.
Office energy consumption	Total electricity consumed by our onshore offices in Singapore, Norway, and Spain, based on kWh usage and converted to terajoules (TJ) using a standard conversion factor.
Percentage (%) heavy fuel oil	Disclosure of the proportion of heavy fuel oil used in total fleet fuel consumption, in accordance with SASB Marine Transportation standard TR-MT-110a.3.



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ESG metrics comments
Environment data comments (continued)

Ship recycling and ecological impacts	
Spill and releases	Refers to oil spills as defined under MARPOL Annex I regulations.
Waste landed ashore	Waste generated by owned vessels and delivered to onshore reception facilities for disposal. The increase in waste landed ashore in 2025 is a result of the acquired Avance Gas vessels.
Percentage of fleet implementing ballast water treatment	The proportion of owned vessels fitted with ballast water treatment systems, calculated as the number of vessels with installed systems relative to the total fleet.
Shipping duration in marine protected areas	Required disclosure under SASB Marine Transportation (TR-MT-160a.1); data is currently not reported due to unavailability.
Activity metrics	
Number of vessels	The total number of vessels in the owned and operated fleet at the end of the reporting year.
Number of operating days	The number of available days in a reporting period minus the aggregate number of days the vessels are off-hire.
Number of port calls	The total number of times a vessel enters a port for activities such as loading, discharging, ship-to-ship transfers, bunkering, dry-docking, or crew changes.

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ESG metrics comments
Social data comments

Health and safety	
Fatalities	The total number of work-related incidents resulting in the death of an employee, crew member or contractor.
Lost-Time Injury (LTI) / Lost-Time Injury Frequency (LTIF)	LTI refers to work-related incidents that lead to lost workdays, permanent partial or total disability or fatalities. LTIF measures the frequency of such injuries per one million hours worked.
Total Recordable Case (TRC) / Total Recordable Case Frequency (TRCF)	TRC and TRCF include all work-related incidents – lost-time injuries, restricted work cases, medical treatment cases, first-aid incidents and fatalities. TRC reflects the number of total recordable cases per one million hours worked for crew members, and TRCF reflects the number of total recordable cases per 200,000 hours worked for onshore staff.
Marine casualties	Defined in accordance with the safety and reporting requirements established by the flag state of each vessel.
Crew and employee	
Employee	Refers to onshore staff. Permanent employees hold full-time contracts without a fixed end date, while temporary employees work part-time under contracts with defined durations.
Training	Training covers topics such as diversity and inclusion, business ethics, sustainability, cybersecurity, health and safety, as well as professional upgrading and upskilling.
Number of crew	Crew serving on owned vessels. Crew members are considered workers who are not direct employees of BW LPG.
Management level	Entry-level employees support day-to-day operations (Assistants and Executives). Mid-level employees plan and supervise daily operations (Assistant Managers, Managers, Senior Managers, and General Managers). Senior-level employees hold advanced experience and responsibility within the company (Executive Management).

< **71** >

BW LPG / 2025
INTEGRATED ANNUAL REPORT



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ESG metrics comments
Governance data comments

Supply chain	
Number of vendors and spending	Refers to suppliers providing goods and services to vessels managed in-house and onshore activities.
Anti-Bribery and Anti-Corruption	
Total of port calls assessed for corruption-related risks	Percentage of ports visited that are assessed for potential corruption-related risks.
Transparency International Corruption Perception Index	Based on the latest Corruption Perception Index published by Transparency International.
Economic performance	
Revenue	Includes total earnings from spot and time charter voyages, with certain comparative figures adjusted to align with the current reporting format.
Expenses	Represents costs associated with voyages, charter hire, vessel operations, and general administrative activities, with some comparative figures reclassified for consistency with current reporting standards.
Manning costs	Covers expenses related to crew members working onboard vessels.
Staff compensation	Refers to salaries and benefits provided to office-based employees.
Political contributions	Encompasses financial support to political parties — including donations, sponsorships, loans or contributions to related organisations. No such contributions were made during the reporting year.

ESG indexes
Global Reporting Initiative (GRI)

GRI standard	Topic	GRI no.	Details	Page reference
GRI 2: General disclosures	The organisation and its reporting practices	2-1	Organisational details	4 and 10
		2-2	Entities included in the organisation's sustainability reporting	10
		2-3	Reporting period, frequency and contact point	Refer to Form 20-F
		2-4	Restatements of information	69
		2-5	External assurance	Not applicable
	Activities and workers	2-6	Activities, value chain and other business relationships	10
		2-7	Employees	67
		2-8	Workers who are not employees	67
	Governance	2-9	Governance structure and composition	58
		2-10	Nomination and selection of the highest governance body	58
		2-11	Chair of the highest governance body	59
		2-12	Role of the highest governance body in overseeing the management of impacts	58
		2-13	Delegation of responsibility for managing impacts	58
		2-14	Role of the highest governance body in sustainability reporting	58
		2-15	Conflicts of interest	51
		2-16	Communication of critical concerns	58
		2-17	Collective knowledge of the highest governance body	51 and 58
		2-18	Evaluation of the performance of the highest governance body	52 and 61
		2-19	Remuneration policies	52, 61, 62, 63 and 64
		2-20	Process to determine remuneration	52, 62, 63 and 64
		2-21	Annual total compensation ratio	Not reported

GRI standard	Topic	GRI no.	Details	Page reference
GRI 2: General disclosures	Strategy, policies and practices	2-22	Statement on sustainable development strategy	7
		2-23	Policy commitments	49
		2-24	Embedding policy commitments	58
		2-25	Processes to remediate negative impacts	46
		2-26	Mechanisms for seeking advice and raising concerns	46
		2-27	Compliance with laws and regulations	33
		2-28	Membership associations	34
	Stakeholder engagement	2-29	Approach to stakeholder engagement	29 and 30
		2-30	Collective bargaining agreements	Not applicable
GRI 3: Material topics 2021	Material topics	3-1	Process to determine material topics	28
		3-2	List of material topics	28
		3-3	Management of material topics	28, 31, 32, and 33
GRI 305: Emissions	Emissions	305-1	Scope 1	66
		305-2	Scope 2	66
		305-4	GHG emissions intensity	66
		305-5	Reduction of GHG emissions	26
		305-7	NO_x SO_x and other significant air emissions	66
GRI 302: Energy	Energy	302-1	Energy consumption within the organisation	66
GRI 307: Environmental compliance	Energy	307-1	Non-compliance with environmental laws and regulations	31 and 33

< **73** >

ESG indexes
Global Reporting Initiative (GRI) (continued)

GRI standard	Topic	GRI no.	Details	Page reference
GRI 401: Employment	Human capital management and employee relations	401-1	New employees hired and employee turnover	Not reported
		401-2	Benefits provided to full-time employees that are not provided to temporary or part-time employees	Not applicable
GRI 404: Training and education	Training and development	404-1	Average hours of training per year per employee	67
		404-2	Programmes for upgrading employee skills and transition assistance programmes	32, 41 and 42
		404-3	Percentage of employees receiving regular performance and career development reviews	32 and 42
GRI 403: Occupational health and safety	Occupational health and safety	403-1	OHS management system	32, 38, 39 and 40
		403-2	Hazard identification, risk assessment and incident investigation	38, 39 and 40
		403-3	Occupational health services	38, 39 and 40
		403-4	Worker participation, consultation and communication on occupational health and safety	38, 39 and 40
		403-5	Worker training on OHS	39 and 40
		403-6	Promotion of worker health	38, 39 and 40
		403-7	Prevention and mitigation of OHS impacts directly linked by business relationships	38, 39 and 40
		403-8	Workers covered by an occupational health and safety management system	32, 38 and 39
		403-9	Work-related Injuries	67
		403-10	Work-related ill health	67

GRI standard	Topic	GRI no.	Details	Page reference
GRI 405: Diversity and equal opportunity	Diversity and inclusion	405-1	Diversity of governance bodies and employees	54 and 67
GRI 406: Non-discrimination		406-1	Incidents of discrimination and corrective actions taken	27, 32 and 54
GRI 201: Economic performance	Economic performance	201-1	Direct economic value generated and distributed	68
		201-2	Financial implications and other risks and opportunities due to climate change	56, 57, 76 and 77
GRI 205: Anti-corruption	Anti-corruption, anti-bribery and anti-competitive behaviour	205-1	Operations assessed for risks related to corruption	68
		205-2	Communication and training about anti-corruption policies and procedures	27, 30, 33 and 46
		205-3	Confirmed incidents of corruption and actions taken	33 and 68
GRI 414: Supplier social assessment	Supply chain and supplier governance	414-1	New suppliers that were screened using social criteria	30 and 33
		414-2	Negative social impacts in the supply chain and actions taken	30 and 33
GRI 415: Public policy	Public policy	415-1	Political contributions	68

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ESG indexes
Sustainability Accounting Standards Board (SASB)

Topic	Account metric	SASB code	Mapping data to pages
GHG emissions	Gross global Scope 1 emissions	TR-MT-110a.1	66
	Discussion of long-term and short-term strategy or plan to manage Scope 1 emissions, emissions reduction targets, and an analysis of performance against those targets	TR-MT-110a.2	31 and 36
	(1) Total energy consumed	TR-MT-110a.3	66
	(2) Percentage heavy fuel oil	TR-MT-110a.4	66
	(3) Percentage renewable	TR-MT-110a.5	66
	Average Energy Efficiency Design Index (EEDI) for new ships	TR-MT-110a.6	66
Air quality	(1) NO_x (excluding N_2O)	TR-MT-120a.1	66
	(2) SO_x		66
	(3) Particulate matter (PM10)		66
Ecological impacts	Shipping duration in marine protected areas or areas of protected conservation status	TR-MT-160a.1	Not reported
	Percentage of fleet implementing ballast water	TR-MT-160a.2	
	(1) Exchange		66
	(2) Treatment		66
	Spills and releases to the environment	TR-MT-160a.3	
	(1) Number		66
	(2) Aggregate volume		66

Topic	Account metric	SASB code	Mapping data to pages
Employee health and safety	Lost time incident rate (LTIR)	TR-MT-320a.1	67
Business ethics	Number of calls at ports in countries that have the 20 lowest rankings in the Transparency International's Corruption Perception Index	TR-MT-510a.1	68
	Total amount of monetary losses as a result of legal proceedings associated with bribery or corruption	TR-MT-510a.2	68
Accident and safety management	(1) Number of marine casualties	TR-MT-540a.1	67
	(2) Percentages classified as very serious		
	(2) Number of Conditions of Class or Recommendations	TR-MT-540a.2	67
	Number of port state control		67
	(1) Deficiencies	TR-MT-540a.3	
	(2) Detentions		
Accounting metric	Number of shipboard employees	TR-MT-000.A	67
	Total distance travelled by vessels	TR-MT-000.B	66
	Available days	TR-MT-000.C	66
	Deadweight tonnage	TR-MT-000.D	66
	Number of vessels in total shipping fleet	TR-MT-000.E	66
	Number of vessel port calls	TR-MT-000.F	68
	Twenty-foot equivalent unit (TEU) capacity	TR-MT-000.G	Not applicable

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ESG indexes
Task Force on Climate-related Financial Disclosures (TCFD)

Governance	Describe the board's oversight of climate-related risks and opportunities.	**Board's oversight** See page 58 for information on the board's oversight on climate-related risks and opportunity.
	Describe management's role in assessing and managing climate-related risks and opportunities.	**Management's role** See page 58 for information on the management's role in assessing and managing climate-related risks and opportunity.
Strategy	Describe the climate-related risks and opportunities the organisation has identified over the short, medium, and long term.	We recognise that climate change presents both risks and opportunities that may impact our business operations and long-term resilience. To ensure a structured approach to climate risk management, we define short term as 0–2 years, medium term as 3–5 years, and long term as beyond 5 years, in alignment with our enterprise risk management (ERM) framework. We have identified a range of physical and transition risks that may affect our business under different time horizons: *1. Physical risks* Acute risks (short to medium term): The increasing frequency and severity of extreme weather events pose operational challenges. Disruptions to shipping routes due to storms or hurricanes could lead to delays and potential damage to vessels. Furthermore, extreme weather conditions may impact port infrastructure, affecting loading and unloading operations, resulting in higher operational costs and efficiency losses. Chronic risks (long term): A prolonged increase in global temperatures could impact vessel performance and the well-being of offshore employees. Higher temperatures may lead to reduced fuel efficiency and increased maintenance requirements. *2. Transition risks* Policy and regulatory risks (short to long term): Regulatory developments continue to shape the shipping industry's decarbonisation agenda. BW LPG faces increasing pressure from stricter emissions regulations under the International Maritime Organization (IMO), as well as regional carbon pricing mechanisms such as the EU Emissions Trading System (EU ETS) and potential carbon taxation in other jurisdictions. These evolving regulatory requirements could lead to higher compliance costs, increased reporting obligations, and potential restrictions on vessel operations. Market and reputational risks (medium to long term): Institutional investors, customers, and other stakeholders are placing a stronger emphasis on ESG performance, decarbonisation commitments, and transparency. Companies with inadequate climate transition strategies may face higher financing costs, reduced market access, and potential reputational risks. Maintaining a robust ESG strategy and aligning with industry best practices will be critical to sustaining long-term competitiveness.
	Describe the impact of climate-related risks and opportunities on the organisation's businesses, strategy and financial planning.	Climate change and the transition to a low-carbon economy present both risks and opportunities for BW LPG. These factors influence our business operations, strategic decision-making, and financial planning over the short, medium, and long term. Acute physical risks resulting in the increasing frequency and severity of extreme weather events could disrupt global shipping operations, leading to delays, rerouting, or potential damage to vessels. These disruptions may result in higher operational costs, reduced service reliability, and increased insurance premiums. Regulatory compliance costs resulting in stricter environmental regulations, such as the IMO Carbon Intensity Indicator (CII) and Energy Efficiency Existing Ship Index (EEXI), may require BW LPG to invest in vessel retrofits, adopt new energy-efficient technologies, or transition to alternative fuels. Compliance with these evolving regulations will increase capital and operational expenditures. While regulatory compliance and sustainability investments will increase costs in the short to medium term, they also present opportunities for long-term cost optimisation through improved fuel efficiency, reduced carbon pricing exposure, and enhanced operational performance. The transition to low-carbon shipping will require substantial investments in fleet modernisation, retrofits, and alternative fuels infrastructure. These expenditures are necessary to maintain compliance with regulations and position BW LPG for long-term resilience.

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ESG indexes
Task Force on Climate-related Financial Disclosures (TCFD) (continued)



CONTENTS   SEARCH

Strategy (continued)	Describe the resilience of the organisation's strategy, taking into consideration different climate-related scenarios, including a 2°C or lower scenario.	BW LPG is committed to enhancing the resilience of our business strategy by assessing how different climate-related scenarios, including a 2°C or lower scenario, could impact our operations, financial performance, and long-term sustainability. To deepen our understanding of climate-related risks and opportunities, BW LPG will conduct a climate scenario analysis in FY2025. This analysis will explore multiple climate trajectories over varying time horizons, considering potential regulatory changes, market dynamics, physical climate risks, and technological advancements in the maritime industry.
.Risk management	Describe the organisation's processes for identifying and assessing climate-related risks.	**Risk identification and assessing process** See page 55 for information on BW LPG's Risk Management (or Form 20-F's risk management).
	Describe the organisation's processes for managing climate-related risks.	**Process to manage climate-related risks including process to decide and prioritise** See pages 56 and 57 for information on BW LPG's Risk Management (or Form 20-F's risk management).
	Describe how processes for identifying, assessing and managing climate-related risks are integrated into the organisation's overall risk management.	**Processes for identifying, assessing, and managing climate-related risks are integrated into their overall risk management** See page 55 for information on BW LPG's Risk Management (or Form 20-F's risk management).
Metrics and targets	Disclose the metrics used by the organisation to assess climate-related risks and opportunities in line with its strategy and risk management process.	**Key metrics used to measure and manage climate-related risks and opportunities** See page 69 for information on emissions and energy.
	Disclose Scope 1, Scope 2 and, if appropriate, Scope 3 greenhouse gas (GHG) emissions, and the related risks.	**Emissions disclosure** See page 66 for information on Scope 1 and 2 data.
	Describe the targets used by the organisation to manage climate-related risks and opportunities and performance against targets.	**Target and goals** See page 31 for information on emissions and energy targets.

< **77** >

Headquarters Singapore

10 Pasir Panjang Road #17–02
Mapletree Business City
Singapore 117438
Tel: +65 6705 5588
Email: communications@bwlpg.com



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BW LPG